As filed with the Securities and Exchange Commission on December 24, 1996
                                                            File No. 333-_____
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                ------------
                          TRANSMONTAIGNE OIL COMPANY
            (Exact name of registrant as specified in its charter)

           Delaware                                      06-1052062
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

                                                     Harold R. Logan, Jr.
                                                  TransMontaigne Oil Company
  370 Seventeenth Street, Suite 2750          370 Seventeenth Street, Suite 2750
     Denver, Colorado  80202                       Denver, Colorado  80202
         (303) 626-8200                                  (303) 626-8200
  (Address, including zip code,      (Address, including zip code, and telephone
 and telephone number, including      number, including area code, of agent for
  area code, of registrant's                        service)
  principal executive offices)


                                   Copies to:

     Nick Nimmo, Esq.                                    Roger Meltzer, Esq.
 Holme Roberts & Owen LLP                              Cahill Gordon & Reindel
 1700 Lincoln, Ste. 4100                                   80 Pine Street
 Denver, Colorado  80203                                 New York, NY  10005
      (303) 861-7000                                       (212) 701-3000

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of the Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                  CALCULATION OF REGISTRATION FEE
=============================================================================================================================
Title of Each Class of          Amount to be    Proposed Maximum               Proposed Maximum             Amount of
Securities to be Registered     Registered(1)   Offering Price per Share(2)    Aggregate Offering Price     Registration Fee
Common Stock                                    $14.125                        $69,389,063(2)               $21,027
=============================================================================================================================

(1) Includes up to 562,500 shares of Common Stock issuable by the registrant upon exercise of the underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. The registration fee has been calculated based upon the average of the high and low prices of TransMontaigne's Common Stock as reported on the American Stock Exchange on December 20, 1996.

                                 ----------

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.  A       +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY+ +OFFERS TO BUY BE ACCEPTED TO PRIOR TO THE TIME THE REGISTRATION STATEMENT + +BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + + SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF +
+ANY SUCH STATE.                                                              +
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                SUBJECT TO COMPLETION, DATED DECEMBER 24, 1996

                                4,350,000 SHARES
                           TRANSMONTAIGNE OIL COMPANY
                                  COMMON STOCK

  Of the 4,350,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby, 4,000,000 are being issued and sold by TransMontaigne Oil Company, a Delaware corporation ("TransMontaigne") and 350,000 are being offered by the Selling Stockholders. See "Selling Stockholders." TransMontaigne will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  Of the 4,000,000 shares of Common Stock offered by TransMontaigne, 600,000 shares are being offered directly by TransMontaigne to Merrill Lynch Growth Fund for Investment and Retirement ("Merrill Lynch") pursuant to certain antidilution rights. See "Description of Capital Stock." Shares offered to Merrill Lynch are being offered at a price equal to the public offering price, net of underwriting discounts and commissions. Merrill Lynch has indicated its intention to purchase such shares. Upon consummation of the offering to Merrill Lynch,
TransMontaigne will receive proceeds of $       per share and $      in the
aggregate, which are not reflected in the table below.

  The Common Stock is listed on the American Stock Exchange under the symbol "TMG." On December 20, 1996, the last reported sales price of the Common Stock on the American Stock Exchange was $14 per share. See "Price Range of Common Stock and Dividend Policy."

  For a discussion of certain risks of an investment in the shares of Common Stock offered hereby, see "Risk Factors" on pages 9 - 11.

                               ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ----------------



                              Underwriting
                              Discounts and  Proceeds to   Proceeds to Selling
             Price to Public  Commissions*     Company+        Stockholders
Per Share....         $               $             $                $
Total++......       $               $             $                $


* TransMontaigne and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933. See "Underwriting."

+  Before deducting estimated expenses of the Offerings of $     , all of which
   will be paid by TransMontaigne.

++ TransMontaigne has granted to the Underwriters a 30-day option to purchase up to 562,500 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $ ,the total underwriting discounts and commissions will be $ and the total proceeds to TransMontaigne will be $ . See "Underwriting."

                            ----------------

  The Common Stock being offered by the Underwriters is being offered as set forth under "Underwriting" herein. It is expected that delivery of certificates therefor and for the offering to Merrill Lynch will be made at the offices of
Dillon, Read & Co. Inc., New York, New York on or about             , 1997
against payment therefor.  The Underwriters include:

Dillon, Read & Co. Inc.
                 A.G. Edwards & Sons, Inc.
                                                Petrie Parkman & Co.

               The date of this Prospectus is        , 1997

              [Map of the United States depicting the location of TransMontaigne's facilities and the basins in which it operates.]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Incorporated by reference in this Prospectus are (i) TransMontaigne's Annual Report on Form 10-K for the fiscal year ended April 30, 1996, (ii) TransMontaigne's Quarterly Reports on Form 10-Q for the quarters ended July 31, 1996 and October 31, 1996 and (iii) TransMontaigne's Current Reports on Form 8-K filed with the Securities and Exchange Commission (the "Commission") June 6, July 23 and December 11, 1996 pursuant to Section 13 of the Exchange Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  TransMontaigne will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Harold R. Logan, Jr., TransMontaigne Oil Company, 370 17th Street, Republic Plaza, Suite 2750, Denver, Colorado 80202 (telephone: (303) 626-8200).

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and the Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus and other information incorporated herein by reference. Unless the context otherwise requires, "TransMontaigne" refers to TransMontaigne Oil Company and its subsidiaries. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  The Company

Overview

  TransMontaigne provides a broad range of integrated transportation, terminaling, supply, distribution, gathering, processing and marketing services to producers, refiners, distributors, marketers and end-users of petroleum products, natural gas and crude oil in the downstream sector of the petroleum industry. TransMontaigne is a holding company which conducts its operations through its subsidiaries primarily in the mid-continent and Rocky Mountain regions of the United States. TransMontaigne does not explore for, or produce, crude oil or natural gas, and it owns no crude oil or natural gas reserves..

  The principal predecessor of TransMontaigne was formed in 1977 under the name of Continental Ozark Corporation. In April 1995, the present management and certain of the institutional stockholders of TransMontaigne acquired control of Continental Ozark Corporation through a merger in which the name of the corporation was changed to TransMontaigne Oil Company. In June 1996, TransMontaigne and a publicly held corporation merged, with the stockholders of TransMontaigne acquiring approximately 93% of the stock of the publicly held corporation. Since the present management of TransMontaigne assumed control in April 1995, TransMontaigne has raised $55,000,000 in equity and has entered into a Credit Agreement (the "Credit Agreement") providing for a $130,000,000 credit facility (the "Credit Facility") with a money center bank. See
"Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  TransMontaigne owns and operates refined petroleum product, crude oil and natural gas assets. TransMontaigne's refined petroleum product and crude oil assets consist primarily of 747 miles of pipeline and ten storage and terminal facilities in seven states with a combined tank storage capacity of approximately 4,820,000 barrels. Its natural gas gathering and processing assets consist of four gathering and processing systems in two states with combined throughput capacity of approximately 85 million cubic feet per day and over 2,700 miles of pipelines. The use of these facilities and an extensive network of additional common carrier pipelines and terminal facilities owned by others allows TransMontaigne to significantly expand its geographic service area and the types of services it provides.

  TransMontaigne believes that fundamental structural changes and the trend toward outsourcing in the petroleum industry are creating opportunities for its continued growth. Major oil companies and independents are undertaking reorganization, rationalization and cost-saving measures in an effort to improve operating and financial performance. In many instances this results in the disposition of domestic non-strategic, non-core businesses and downstream assets and facilities, and in the outsourcing of procurement, maintenance, transportation, supply, distribution, gathering, processing, marketing and administrative functions.

  TransMontaigne believes that this disposition of downstream assets and facilities provides opportunities for it to purchase pipeline, storage, terminaling, processing and gathering assets, and to apply focused management and more cost effective utilization of these facilities while providing value-added service at competitive prices to its customers, often including the former owners of the assets. TransMontaigne has acquired, designed and developed its physical assets and its operating, risk management and information systems in order to take advantage of these opportunities.

  During the first fiscal year after assuming control of Continental Ozark Corporation in April 1995, TransMontaigne increased net operating margins to $12,700,000 from $5,800,000 for the prior fiscal year by improving the performance of its facilities through selective capital improvements, restructured operating and administrative functions and expanded marketing of services. TransMontaigne's management has implemented an operating plan and financial management systems which provide the foundation for its current operations and future growth.

  In December 1996 TransMontaigne acquired the Grasslands natural gas gathering, processing, treating and fractionation system (the "Grasslands Facilities") for approximately $71,000,000 in cash. The Grasslands system is one of the largest natural gas facilities in the Williston Basin which is currently among the most active areas of onshore domestic drilling activity. The acquisition of the Grasslands Facilities represents for TransMontaigne the opportunity to enhance its earnings performance by capitalizing on the industry's divestiture trend and applying its management expertise in the downstream sector of the petroleum industry. The facilities will complement TransMontaigne's existing natural gas gathering and processing facilities in the Williston Basin of the Rocky Mountain region, and will enable TransMontaigne to improve service to oil and gas producers as well as to end-users of natural gas liquids ("NGLs") and natural gas. See "Selected Pro Forma Consolidated Financial Data" and "Business--Natural Gas Gathering and Processing."

Operating Strategy

  TransMontaigne intends to achieve its primary objective of growth in cash flow and earnings by:

  . Increasing throughput volumes and utilization of existing assets through system improvements, competitive pricing, identification of and response to market needs and quality service.

  . Using advanced management information and financial systems to timely supply petroleum products to market areas with the most favorable profit margins and to effectively manage inventory levels and product costs.

  . Expanding existing assets and identifying the need for and constructing new facilities in order to satisfy market demand.

  . Capitalizing on the industry's divestiture and outsourcing trends through the acquisition of businesses and assets which offer potential for continued improvement in operating results.

  . Employing management's experience, business relationships and reputation for directing the growth of companies providing services to the downstream sector of the petroleum industry.

  . Maintaining a balance sheet that allows financial flexibility providing ready access to sources of capital required for expansion and growth.

       The executive offices of TransMontaigne, a Delaware corporation, are located at 370 17th Street, Republic Plaza, Suite 2750, Denver, CO 80202, and its telephone number is (303) 626-8200.

                                 The Offerings

Common Stock offered by TransMontaigne....   4,000,000 shares(1)
Common Stock offered by the Selling
 Stockholders.............................     350,000 shares
                                               --------------
Total.....................................   4,350,000 shares
                                             ================
Common Stock to be Outstanding After the
 Offerings................................  24,963,107 shares(2)

Use of Proceeds...........................  To repay $45,000,000 of bank debt incurred to finance the
                                            Grasslands Facilities with the
                                            balance to be used for general
                                            corporate purposes.
                                            TransMontaigne will not receive
                                            any of the proceeds from the sale
                                            of shares by the Selling
                                            Stockholders.  See "Use of
                                            Proceeds."
American Stock Exchange Symbol............  TMG


  ----------------
(1) Includes 600,000 shares of Common Stock offered by TransMontaigne directly to Merrill Lynch (the "Concurrent Offering" and together with the underwritten offering made hereby (the "Underwritten Offering"), the "Offerings").

(2) Does not include 1,243,686 shares (as of October 31, 1996) of Common Stock issuable upon exercise of currently outstanding options and warrants.

         SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The summary historical financial data of TransMontaigne set forth below for the years ended April 30, 1996 and 1995 have been derived from the audited consolidated financial statements of TransMontaigne. The summary historical financial data of TransMontaigne set forth below for the six months ended October 31, 1996 and 1995 have been derived from unaudited consolidated financial statements of TransMontaigne. The interim consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of TransMontaigne's management, necessary to a fair presentation of the financial position and results of operations for the interim periods presented. This historical data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto of TransMontaigne incorporated by reference or included herein.


                                                            Six months ended October 31         Years ended April 30
                                                           ------------------------------  ------------------------------
                                                                1996            1995            1996            1995
                                                                ----            ----            ----            ----
Statement of Operations Data:

Revenue                                                     $470,822,944    $242,015,171    $533,106,747    $324,591,409

Costs and expenses:
           Product costs and direct operating expenses       462,096,897     235,772,166     520,389,482     318,811,953
           General and administrative                          3,158,305       2,256,778       4,998,771       4,226,123
           Depreciation and amortization                         955,028         560,348       1,169,541       1,147,291
                                                            ------------    ------------    ------------    ------------
                                                             466,210,230     238,589,292     526,557,794     324,185,367
                                                            ------------    ------------    ------------    ------------
Operating income                                               4,612,714       3,425,879       6,548,953         406,042

Other income (expenses):
           Interest income                                       893,051         258,693         520,900               -
            Equity in earning of affiliates, net of
             minority interests                                  274,102         261,084         604,963         294,653
           Interest expense and other financing costs         (1,370,280)     (1,403,938)     (2,864,100)     (3,512,050)
           Other, net                                            340,076               -               -        (286,735)
                                                            ------------    ------------    ------------    ------------
                                                                 136,949        (884,161)     (1,738,237)     (3,504,132)
                                                            ------------    ------------    ------------    ------------
Earnings (losses) before income taxes                          4,749,663       2,541,718       4,810,716      (3,098,090)
Income taxes - current                                          (270,000)        (73,002)       (192,747)       (119,545)
                                                            ------------    ------------    ------------    ------------
Net earnings (loss)                                         $  4,479,663    $  2,468,716    $  4,617,969    $ (3,217,635)
                                                            ============    ============    ============    ============
Weighted average common shares outstanding                    21,290,302      14,902,347      15,129,637       2,860,390
                                                            ============    ============    ============    ============
Earnings (loss) per common share                                   $0.21           $0.17           $0.31          $(1.32)
                                                            ============    ============    ============    ============
Statement of Cash Flows Data:

Net cash provided by (used in):
           Operating activities                             $(10,382,647)   $ (8,654,468)   $ (3,919,753)   $   (236,580)
           Investing activities                               (4,043,784)     (1,716,770)     (4,181,377)       (233,562)
           Financing activities                                9,024,701      18,959,234      44,702,536          61,543

Other Financial Data:

Capital expenditures                                        $  5,837,277    $  1,522,392    $  4,124,264    $    747,774
EBITDA (1)                                                     7,074,971       4,506,004       8,844,357       1,561,251

Operating Data:

Volumes (2) (in thousands):
           Pipeline operations                                     9,765          10,044          18,902          13,721
           Terminal operations                                   352,000         285,000         587,000         547,000
           Products supply and distributions operations          746,000         445,000         958,000         620,000

Net operating margins (3):
           Pipeline operations                              $  3,380,000    $  2,041,000    $  4,454,000    $  2,678,000
           Terminal operations                                 1,748,000       1,209,000       2,434,000       2,340,000
           Products supply and distributions operations        3,598,000       2,993,000       5,829,000         761,000

                                                           October 31,
                                                              1996
                                                              ----
Balance Sheet Data:

Working capital                                             $ 67,221,310
Total assets                                                 161,052,487
Long-term debt, excluding current maturities                  37,684,067
Stockholders' equity                                          71,671,884

(1) EBITDA is earnings (loss) before income taxes plus interest expense and other financing costs and depreciation and amortization. TransMontaigne believes that, in addition to cash flow from operations and net earnings
     (loss), EBITDA is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate the ability of TransMontaigne to incur and service debt and to fund capital expenditures. In evaluating EBITDA, TransMontaigne believes that investors should consider, among other things, the amount by which EBITDA exceeds interest costs for the period, how EBITDA compares to principal repayments on debt for the period and how EBITDA compares to capital expenditures for the period. To evaluate EBITDA, the components of EBITDA such as revenue and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to operating income (loss) (as determined in accordance with generally accepted accounting principles ("GAAP"), as an indicator of TransMontaigne's operating performance or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. See TransMontaigne's consolidated financial statements incorporated by reference and included herein. TransMontaigne's method of calculating EBITDA may differ from methods used by other companies, and as a result, EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies.

(2) Pipeline volumes are expressed in barrels (42 gallons per barrel), and terminal and products supply and distribution volumes are expressed in gallons.

(3) Net operating margin represents revenues less direct operating expenses for pipeline and terminal operations, and revenues less cost of refined petroleum products purchased for products supply and distribution operations.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

In December 1996, TransMontaigne acquired the Grasslands Facilities for approximately $71,000,000 in cash. The acquisition will be accounted for as a purchase.

The summary pro forma consolidated financial data has been derived from the pro forma consolidated financial statements appearing elsewhere herein and should be read in conjunction with those statements and the notes thereto. This pro forma data is not necessarily indicative of the results to be expected after the acquisition of the Grasslands Facilities. The unaudited pro forma consolidated balance sheet at October 31, 1996 gives effect to the acquisition as if it had occurred at that date. The unaudited pro forma consolidated statements of operations data for the six months ended October 31, 1996 and the year ended April 30, 1996 give effect to the acquisition as if it had occurred on May 1, 1995.


                                    Six months        Year ended
                                ended October 31,      April 30,
                                     1996                1996
                                     ----                ----
Pro Forma Statement of
 Operations Data:

Revenue                           $ 494,471,136    $ 578,573,825
Costs and expenses:
  Product costs and direct
   operating expenses               479,455,680      555,589,509
  General and administrative          3,428,305        5,538,771
  Depreciation and amortization       2,680,028        4,669,541
                                   ------------     ------------
                                    485,589,013      565,797,821
                                   ------------     ------------
Operating income                      8,882,123       12,826,004
Other income (expense):
  Interest income                       893,051          520,900
  Equity in earnings of
   affiliates, net                      274,102          604,963
  Interest expense and other
   financial costs                   (4,170,028)      (8,464,100)
  Other, net                            340,076           --
                                   ------------     ------------
                                     (2,663,051)      (7,338,237)
                                   ------------     ------------
Earnings before income taxes          6,179,072        5,357,767
Income taxes - current                 (270,000)        (192,747)
                                   ------------     ------------
Net earnings                      $   5,909,072    $   5,165,020
                                   ============     ============
Earnings per common share              $ 0.28           $ 0.34
                                         ====             ====

                                            October 31, 1996
                                            ----------------
                                                          Pro forma
                                    Pro forma           as adjusted (1)
                                    -----------------   --------------
Pro Forma Balance Sheet Data:
Working capital                     $ 67,221,310
Total assets                         232,052,487
Long-term debt, excluding current
 maturities                          108,684,067
Stockholders' equity                  71,671,884


(1) As adjusted to give effect to the sale of the 4,000,000 shares of Common Stock offered hereby by TransMontaigne and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization".

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. TransMontaigne's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Statements contained in this Prospectus that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

                                  RISK FACTORS

      In evaluating an investment in the Common Stock being offered hereby, prospective investors should consider carefully, among other things, the following risk factors.

  Losses in Prior Years

      Prior to present management's acquisition of control of TransMontaigne in April 1995, TransMontaigne incurred net losses for several years, primarily due to the underutilization of its facilities; realization of small or negative margins from bulk product sales and wholesale marketing activities; and a lack of adequate equity capital. This underutilization was primarily the result of TransMontaigne's inability to finance capital improvements and the inventory required to more fully utilize these facilities. The small or negative margins from bulk product sales and wholesale marketing activities were primarily the result of volatile market prices of refined petroleum products and ineffective inventory management. Volatile market prices of refined petroleum products during these periods frequently resulted in sales of products at prices lower than cost and caused losses from inventory write-
  downs.    Although TransMontaigne has recorded net earnings since April 1995, there can be no assurance that such earnings will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Sales Volume Volatility

      Because TransMontaigne generates small net margins from product sales, it is dependent on high sales volumes. The volumes of TransMontaigne's sales can be impacted by the prices of refined products, NGLs and natural gas, which are subject to significant fluctuation depending upon numerous factors beyond TransMontaigne's control, including the supply of and demand for gasoline and other refined products, NGLs and natural gas, which are affected by, among other things, changes in domestic and foreign economies, political affairs, production levels, industry-wide inventory levels, the availability of imports, the marketing of gasoline and other refined products by competitors, the marketing of competitive fuels, the impact of energy conservation efforts and the extent of government regulation. Sales volumes are also affected by regional factors, such as local market conditions, the availability of transportation systems with adequate capacity, transportation costs, fluctuating and seasonal demands for products, variations in weather patterns from year to year and the operations of companies providing competing services. See "Business--Product Services."

  Competition

      TransMontaigne competes with other petroleum companies, national, regional and local pipeline and terminaling companies and other product suppliers and exchangers, as well as national, regional and local natural gas gathering, processing and marketing companies, of which many have more extensive facilities, control substantially greater supplies of product and have significantly greater financial resources than TransMontaigne.

  Price and Credit Risks

      While TransMontaigne attempts to reduce its exposure to the risk of price volatility of oil and gas products by selectively hedging a limited portion of its inventory through the purchase and sale of futures and options contracts, some risks cannot be effectively hedged, including price risks on products for which futures contracts are not regularly traded, such as mid-continent conventional gasoline (as opposed to New York Harbor reformulated unleaded gasoline, which is regularly traded) and basis risks (the risk that price differentials between delivery points, delivery periods or types of products will change). TransMontaigne experiences basis risk in its mid-continent operations because of the differences between mid-continent spot refined product prices and futures contract prices on the New York Mercantile Exchange (the "NYMEX"). TransMontaigne is also exposed to credit risks in the event the other party to a futures contract or bulk sale is unable to perform its contractual obligations or a wholesale customer is unable to pay for products purchased. TransMontaigne generally does not hedge the price risk on certain portions of its inventory, consisting of pipeline fill, tank bottoms and a minimum product supply required to satisfy exchange obligations. TransMontaigne could be required to recognize a financial statement loss on a portion of its inventory arising from market price fluctuations in order to reflect lower of cost or market adjustments, although such losses would have no impact on cash flow as long as TransMontaigne continues to operate its facilities. See "Business--Product Services."

  Dependence on Petroleum Supplies

      A material decline in crude oil and refined products supplies could adversely affect TransMontaigne's tariff revenues from pipeline shipments of refined petroleum products, terminaling and storage fees and margins from bulk and truck loading rack product sales. TransMontaigne must continually connect new wells to its natural gas gathering systems in order to maintain or increase throughput levels to offset natural declines in dedicated volumes. The future level of drilling will depend upon, among other factors, the prices for crude oil and natural gas, the energy policy of the federal government and the availability of foreign supplies, none of which are within TransMontaigne's control. There is no assurance that TransMontaigne will continue to be successful in replacing the supply of dedicated natural gas reserves gathered and processed by its facilities.

  Acquisition and Expansion Opportunities; Availability of Financing

      In order for TransMontaigne to expand its business through the selective purchase or construction of new or expanded facilities, TransMontaigne is required to identify those opportunities and to finance such activities using a combination of cash flow and equity and debt financing. Any additional equity financing could be dilutive to TransMontaigne's earnings and book value per share, and any debt financing could significantly increase TransMontaigne's interest expense and involve restrictive covenants. No assurance can be given that TransMontaigne will identify appropriate opportunities for expansion at levels of profitability which will satisfy its target rates of return; that financing on terms acceptable to TransMontaigne can be obtained; that TransMontaigne will be successful in negotiating satisfactory terms of acquisition; that TransMontaigne will be successful in integrating acquired businesses into its organization; or that such acquisitions will improve operating results. Oil and gas price volatility may make it difficult to estimate the value and agree on the purchase price and terms of acquisitions as well as to forecast the return on investment in TransMontaigne projects.

  Operational Hazards and Uninsured Risks

      TransMontaigne's operations are subject to customary hazards and unforeseen interruptions, including leaks, spills, fires and injury to personnel. Operations also could be interrupted by natural disasters, adverse weather or other events beyond TransMontaigne's control. Furthermore, TransMontaigne transports, gathers and processes volatile and toxic petroleum products such as gasoline, diesel oil, jet fuel and NGLs and natural gas in certain areas of dense population. TransMontaigne carries insurance for some, but not all, accidents and disruptions, and there can be no assurance that such coverage, if any, will be adequate to cover all losses. Consistent with insurance coverage typically available to the petroleum industry, TransMontaigne's insurance policies do not provide coverage for losses or liabilities relating to pollution, except for sudden and accidental occurrences.

  Environmental, Safety and Other Regulatory Matters

      The operations of TransMontaigne are subject to the jurisdiction of local, state and federal governmental agencies with respect to environmental, safety and other regulatory matters. TransMontaigne could be adversely affected by environmental costs and liabilities which may be incurred. Risks of substantial environmental costs and liabilities are inherent in pipeline, terminaling, storage, gathering, treating and processing operations, and there can be no assurance that substantial environmental costs and liabilities will not be incurred. TransMontaigne currently owns and operates, and has in the past owned and operated, properties which have been used for transporting, terminaling, storing and processing of petroleum products and gathering, transportation and processing of natural gas. Hydrocarbons or other pollutants or wastes may have been previously disposed of or released on or under some of these properties. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, could result in substantial costs and liabilities. See "Business-Environmental Regulation."

      Federal and state agencies also could require TransMontaigne to alter its pipeline tariffs or impose additional safety requirements, either of which could affect profitability. TransMontaigne cannot predict how future regulation of interstate and intrastate petroleum product pipelines may change and there can be no assurance that any such future regulation will not have a material adverse effect on TransMontaigne. See "Business-Tariff Regulation."

  Concentrated Ownership

      Upon consummation of the Offerings, the officers and directors of TransMontaigne and the institutional affiliates of certain directors will control approximately 61.5% of the outstanding Common Stock. As a result, they will be able to control TransMontaigne. See "Security Ownership of Certain Beneficial Owners and Management."

  Limited Trading Market

      Because there is a small public float in the Common Stock and it is thinly traded, sales of small amounts of Common Stock in the public market could adversely affect the market price for the Common Stock. See "Security Ownership of Certain Beneficial Owners and Management." Sales of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and may make it more difficult for TransMontaigne to sell shares of Common Stock in the future at times and for prices that it deems appropriate. Upon completion of the Offerings, TransMontaigne will have 24,963,107 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding stock options). The shares of Common Stock offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 16,728,920 shares of outstanding Common Stock may not be resold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including Rule 144 under the Securities Act. All of such 16,728,920 outstanding shares are subject to "lock-up" agreements with the Underwriters expiring 180 days after the date of this Prospectus and may be sold during that period only with the prior written consent of Dillon, Read & Co. Inc. Dillon, Read & Co. Inc., in its sole discretion, and at any time without prior notice, may release all or any portion of the Common Stock subject to the lock-up agreements described herein. When such lock-up restrictions lapse, the Common Stock may be sold in the public market or otherwise disposed of in compliance with the Securities Act.

                                USE OF PROCEEDS

      The net proceeds to TransMontaigne from the sale of the shares of Common Stock being offered hereby (based on an assumed public offering price of $__.00 per share) are estimated to be approximately $____________ ($__________ if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses, of which $45,000,000 will be used to repay a portion of the debt incurred under the Credit Facility and any balance will be used for general corporate purposes.

      The Credit Facility consists of a five year $45,000,000 working capital revolving credit facility and an $85,000,000 acquisition revolving credit facility. The acquisition revolving credit facility was used to finance the acquisition of the Grasslands Facilities. On December 31, 1999, the acquisition revolving credit facility will convert to a term loan and 5% of the amount outstanding on December 31, 1999 will be due each quarter beginning March 31, 2000, with the balance due December 31, 2001. The first $45,000,000 of proceeds of any public or private debt or equity issuance (including the Offerings) are required to be applied to the repayment of the amounts outstanding under the acquisition revolving credit facility. After repayment of $45,000,000 of the acquisition revolving credit facility, and if TransMontaigne then has consolidated tangible net worth (as defined in the Credit Agreement) of $100,000,000, the balance of the Credit Facility will convert into a single $85,000,000 successor facility (the "Successor Facility") due December 31, 2001. The amount available under the Successor Facility will be reduced by $3,125,000 each quarter beginning March 31, 2000. Borrowings under the Credit Facility generally bear interest at a rate per year equal to the lender's announced Base Rate, subject to a Eurodollar pricing option at TransMontaigne's election. The interest rate on amounts outstanding under the acquisition revolving credit facility under the Credit Facility as of December 23, 1996 was 7.25%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

      TransMontaigne will not receive any of the proceeds from the sale of shares of Common Stock being sold by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK
                              AND DIVIDEND POLICY

      The Common Stock is traded on the American Stock Exchange under the symbol "TMG." The following table sets forth, for the periods indicated, the range of high and low per share sale prices for Common Stock as reported on the American Stock Exchange, adjusted for a 2.432599 to 1 reverse stock split that occurred in June 1996. The common stock of a much smaller predecessor of TransMontaigne was traded on the American Stock Exchange (Emerging Company Marketplace) from December 14, 1993 until June 3, 1996. On June 5, 1996, following the merger of TransMontaigne and the predecessor, the Common Stock began to trade on the American Stock Exchange (Primary List).

                                                         Low          High
                                                         ---          ----

  1995
  ----

      First Calendar Quarter                             $2.89        $3.50

      Second Calendar Quarter                            $3.04        $3.97

      Third Calendar Quarter                             $3.65        $3.97

      Fourth Calendar Quarter                            $3.36        $4.40

  1996
  ----

      First Calendar Quarter                             $3.04       $10.80

      Second Calendar Quarter (through June 3, 1996)     $10.03      $17.94

      June 5, 1996 through July 31, 1996(1)              $9.75       $15.13

      August 1, 1996 through October 31, 1996            $9.69       $10.88

      November 1, 1996 through December 20, 1996         $9.81       $14.25
                                                        ------       ------

----------------------
  (1)  In June 1996, TransMontaigne adopted a fiscal year end of April 30.

      On December 20, 1996, the last reported sale price for the Common Stock on the American Stock Exchange was $14. As of December 20, 1996, there were approximately 233 stockholders of record of the Common Stock.

      No dividends were declared or paid on the Common Stock during the periods reported in the table above. TransMontaigne intends to retain future cash flow for use in its business and has no current intention of paying dividends in the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon TransMontaigne's earnings, financial condition, capital requirements and other factors deemed relevant by TransMontaigne's Board of Directors. TransMontaigne's Credit Facility, as well as instruments governing certain of its other indebtedness, contain certain restrictions on the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

      The following table sets forth (i) the capitalization of TransMontaigne at October 31,1996, (ii) the pro forma capitalization of TransMontaigne giving effect to borrowings of approximately $71,000,000 under the Credit Facility to fund the purchase price for the Grasslands Facilities and (iii) the pro forma capitalization of TransMontaigne adjusted to give effect to the shares offered
  hereby by TransMontaigne (assuming a public offering price of $       per
  share), including shares offered in the Concurrent Offering, and the application of estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference and included herein.

                                                                At October 31, 1996
                                                  -------------------------------------------------
                                                         Actual           Pro Forma     Pro Forma
                                                         ------           ---------     As Adjusted
                                                                                        -----------
       Long-term debt:
       Credit facility                                   $ 33,730,000   $104,730,000    $59,730,000
       Senior subordinated debentures                       3,954,067      3,954,067      3,954,067
                                                         ------------   ------------   ------------
       Total long-term debt                                37,684,067    108,684,067     63,684,067
                                                         ------------   ------------   ------------

       Stockholders' equity:
       Common Stock, par value $.01 per share;
            40,000,000 shares authorized;
            20,982,960 shares issued actual
             and pro forma;
            24,732,960 shares issued pro
             forma as adjusted (1)                            209,830        209,830

       Additional paid-in capital                          72,283,793     72,283,794

       Accumulated deficit                                   (821,739)      (821,739)      (821,739)
                                                         ------------   ------------   ------------
       Total stockholders' equity                          71,671,884     71,671,884
                                                         ------------   ------------   ------------
       Total capitalization                              $109,355,951   $180,355,951   $
                                                         ============   ============   ============

-----------------------
  (1) Does not include 1,243,686 shares of Common Stock issuable upon exercise of outstanding stock options and stock purchase warrants.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected historical financial data of TransMontaigne set forth below for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the years ended September 30, 1993, 1992 and 1991 have been derived from the audited consolidated financial statements of TransMontaigne. The selected historical financial data for TransMontaigne set forth below for the six months ended October 31, 1996 and 1995 have been derived from unaudited consolidated financial statements of TransMontaigne. The interim consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of TransMontaigne's management, necessary to a fair presentation of the financial position and results of operations for the interim periods presented. This historical data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto of TransMontaigne incorporated by reference or included herein.

                                  Six months ended October 31         Years ended April 30
                                  ---------------------------         --------------------
                                      1996            1995            1996            1995
                                      ----            ----            ----            ----
Statement of
  Operations Data:

Revenue                          $ 470,822,944   $ 242,015,171   $ 533,106,747   $ 324,591,409

Costs and expenses:
 Product costs and direct
   operating expenses              462,096,897     235,772,166     520,389,482     318,811,953
 General and administrative          3,158,305       2,256,778       4,998,771       4,226,123
 Depreciation and
   amortization                        955,028         560,348       1,169,541       1,147,291
                                   -----------     -----------     -----------     -----------
                                   466,210,230     238,589,292     526,557,794     324,185,367
                                   -----------     -----------     -----------     -----------

Operating income (loss)              4,612,714       3,425,879       6,548,953         406,042

Other income (expenses):
   Interest income                     893,051         258,693         520,900               -
   Equity in earnings
    (losses) of affiliates,
    net of minority
    interests                          274,102         261,084         604,963         294,653
   Interest expense and
    other financing costs           (1,370,280)     (1,403,938)     (2,864,100)     (3,512,050)
   Other                               340,076               -               -        (286,735)
                                   -----------     -----------     -----------     -----------
                                       136,949        (884,161)     (1,738,237)     (3,504,132)

Earnings (loss) before
 income taxes                        4,749,663       2,541,718       4,810,716      (3,098,090)

Income taxes - current                (270,000)        (73,002)       (192,747)       (119,545)
                                   -----------     -----------     -----------     -----------
Net earnings (loss)              $   4,479,663   $   2,468,716   $   4,617,969   $  (3,217,635)
                                   ===========     ===========     ===========     ===========
Weighted average
 common shares oustanding           21,290,320      14,902,347      15,129,637       2,860,390
                                   ===========     ===========     ===========     ===========
Earnings (loss) per
 common share                        $ 0.21          $ 0.17          $ 0.31          (1.32)
                                       ====            ====            ====           ====
Statement of Cash
 Flows Data:

Net cash provided
 by (used in):
   Operating activities          $ (10,382,647)  $  (8,654,468)  $  (3,919,753)  $    (236,580)
   Investing activities             (4,043,784)     (1,716,770)     (4,181,377)       (233,562)
   Financing activities              9,024,701      18,959,234      44,702,536          61,543

Other Financial Data:

Capital expenditures             $   5,837,277   $   1,522,392   $   4,124,264   $     747,774
EBITDA (1)                           7,074,971       4,506,004       8,844,357       1,561,251

Operating Data:

Volumes (2)(in thousands):
 Pipeline operations                     9,765          10,044          18,902          13,721
 Terminal operations                   352,000         285,000         587,000         547,000
 Products supply and
   distributions operations            746,000         445,000         958,000         620,000
Net operating margins (3):
 Pipeline operations             $   3,380,000   $   2,041,000    $  4,454,000   $   2,678,000
 Terminal operations                 1,748,000       1,209,000       2,434,000       2,340,000
Products supply and
  distributions operations           3,598,000       2,993,000       5,829,000         761,000


                               Seven months             Years ended September 30
                              ended April 30,           ------------------------
                                   1994            1993            1992            1991
                                   ----            ----            ----            ----
Statement of
  Operations Data:

Revenue                       $ 296,086,981   $ 507,936,810   $ 515,547,695   $ 417,834,881

Costs and expenses:
 Product costs and direct
   operating expenses           294,773,790     505,348,576     513,875,940     417,423,279
 General and administrative       2,156,817       3,199,223       2,787,591       3,031,269
 Depreciation and
   amortization                     665,955       1,099,253         814,778         748,438
                                -----------     -----------     -----------     -----------
                                297,596,562     509,647,052     517,478,309     421,202,986
                                -----------     -----------     -----------     -----------

Operating income (loss)          (1,509,581)     (1,710,242)     (1,930,614)     (3,368,105)

Other income (expenses):
   Interest income                        -               -               -               -
   Equity in earnings
    (losses) of affiliates,
    net of minority
    interests                       479,470         (58,709)        156,559         521,075
   Interest expense and
    other financing costs        (1,752,941)     (2,673,375)     (2,350,740)     (2,076,131)
   Other                                  -               -               -               -
                                -----------     -----------     -----------     -----------
                                (1,273,471))     (2,732,084)     (2,194,181)     (1,555,056)

Earnings (loss) before
 income taxes                    (2,783,052)     (4,442,326)     (4,124,795)     (4,923,161)

Income taxes - current              (70,557)        (48,142)        (76,127)        773,000
                                -----------     -----------     -----------     -----------
Net earnings (loss)           $  (2,853,609)  $  (4,490,468)   $ (4,200,992)  $  (4,150,161)
                                ===========     ===========     ===========     ===========
Weighted average
 common shares oustanding         2,649,830       2,649,830       2,694,830       2,649,830
                                ===========     ===========     ===========     ===========
Earnings (loss) per
 common share                    $ (1.15)        $ (1.85)        $ (1.73)        $ (1.62)
                                ===========     ===========     ===========     ===========
Statement of Cash
 Flows Data:

Net cash provided
 by (used in):
   Operating activities       $  (2,187,251)  $   5,004,187   $  (8,153,054)  $ (12,051,430)
   Investing activities          (1,041,069)     (4,614,892)     (2,327,191)     (1,062,093)
   Financing activities           3,691,885      (1,315,700)     (9,581,869)     14,701,613

Other Financial Data:

Capital expenditures          $     461,888   $   4,730,726   $   2,247,052   $     350,421
EBITDA (1)                         (364,156)       (669,698)       (959,277)     (2,098,592)

Operating Data:

Volumes (2)(in thousands):
 Pipeline operations                  8,654          12,245           2,878           1,444
 Terminal operations                321,100         433,200         326,900         352,400
 Products supply and
   distributions operations         645,000         941,000         920,000         622,000
Net operating margins (3):
 Pipeline operations          $   2,096,000   $   2,848,000   $   1,034,000   $     391,000
 Terminal operations              1,119,000       1,817,000       1,121,000         722,000
Products supply and
  distributions operations       (1,902,000)     (2,077,000)       (483,000)       (701,000)



                                                                April 30
                               October 31,        ----------------------------------
                                  1996            1996            1995            1994
                                  ----            ----            ----            ----
Balance Sheet Data:
Working capital              $  67,221,310   $  55,651,839   $  37,989,205    $ 11,554,715
Total assets                   161,052,487     120,962,976     104,220,346      75,470,266
Long-term debt, excluding       37,684,067      28,948,867      36,945,610      37,671,329
  current maturities
Stockholders' equity            71,671,884      57,819,191      28,470,702       2,480,835



                                                 September 30
                                     ----------------------------------
                                     1993            1992            1991
                                     ----            ----            ----
Balance Sheet Data:
Working capital                  $ 11,470,225    $ 20,685,446    $ 16,601,819
Total assets                       86,334,703      76,336,971      69,240,513
Long-term debt, excluding          33,953,590      35,256,698      25,476,695
  current maturities
Stockholders' equity                5,334,500       9,825,060      14,026,063

(1) EBITDA is earnings (loss) before income taxes plus interest expense and other financing costs and depreciation and amortization. TransMontaigne believes that, in addition to cash flow from operations and net earnings
     (loss), EBITDA is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate the ability of TransMontaigne to incur and service debt and to fund capital expenditures. In evaluating EBITDA, TransMontaigne believes that investors should consider, among other things, the amount by which EBITDA exceeds interest costs for the period, how EBITDA compares to principal repayments on debt for the period and how EBITDA compares to capital expenditures for the period. To evaluate EBITDA, the components of EBITDA such as revenue and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to operating income (loss) (as determined in accordance with GAAP) as an indicator of TransMontaigne's operating performance or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. See TransMontaigne's consolidated financial statements incorporated by reference or included herein. TransMontaigne's method of calculating EBITDA may differ from methods used by other companies, and as a result, EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies.

(2) Pipeline volumes are expressed in barrels (42 gallons per barrel), and terminal and products supply and distribution volumes are expressed in gallons.

(3) Net operating margin represents revenues less direct operating expenses for pipeline and terminal operations, and revenues less cost of refined petroleum products purchased for products supply and distribution operations.

                SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

In December 1996, TransMontaigne acquired the Grasslands Facilities for approximately $71,000,000 in cash. The acquisition will be accounted for as a purchase.

The selected pro forma consolidated financial data has been derived from the pro forma consolidated financial statements appearing elsewhere herein and should be read in conjunction with those statements and the notes thereto. This pro forma data is not necessarily indicative of the results to be expected after the acquisition of the Grasslands Facilities. The unaudited pro forma consolidated balance sheet at October 31, 1996 gives effect to the acquisition as if it had occurred at that date. The unaudited pro forma consolidated statements of operations data for the six months ended October 31, 1996 and the year ended April 30, 1996 give effect to the acquisition as if it had occurred on May 1, 1995.

                                                          Six months        Year ended
                                                      ended October 31,      April 30,
                                                             1996              1996
                                                             ----              ----
Pro Forma Statement of
 Operations Data:

Revenue                                                $  494,471,136   $  578,573,825

Costs and expenses:
  Product costs and direct operating expenses             479,455,680      555,589,509
  General and administrative                                3,428,305        5,538,771
  Depreciation and amortization                             2,705,028        4,669,541
                                                        -------------    -------------
                                                          485,564,013      565,747,821
                                                        -------------    -------------
Operating income                                            8,882,123       12,826,004

Other income (expense):
  Interest income                                             893,051          520,900
  Equity in earnings of affiliates, net                       274,102          604,963
  Interest expense and other financial costs               (4,170,028)      (8,464,100)
  Other, net                                                  340,076             --
                                                        -------------    -------------
                                                           (2,663,051)      (7,338,237)
                                                        -------------    -------------
Earnings before income taxes                                6,179,072        5,357,767

Income taxes - current                                       (270,000)        (192,747)
                                                        -------------    -------------
Net earnings                                           $    5,909,072   $    5,165,020
                                                        =============    =============
Earnings per common share                                  $ 0.28           $ 0.34
                                                            =====            =====
                                                               October 31, 1996
                                                               -----------------
                                                                          Pro forma
                                                         Pro forma        as adjusted (1)
                                                        -------------    -------------
Pro Forma Balance Sheet Data:
Working capital                                        $  67,221,310
Total assets                                             232,052,487
Long-term debt, excluding current maturities             108,684,067
Stockholders' equity                                      71,671,884

(1) As adjusted to give effect to the sale of the 4,000,000 shares of Common Stock offered hereby by TransMontaigne and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization".

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  General

       TransMontaigne provides a broad range of integrated transportation, terminaling, supply, distribution, gathering, processing and marketing services to producers, refiners, distributors, marketers and end-users of petroleum products, natural gas and crude oil in the downstream sector of the petroleum industry. TransMontaigne is a holding company which conducts its operations through its subsidiaries primarily in the mid-continent and Rocky Mountain regions of the United States. TransMontaigne does not explore for, or produce, crude oil or natural gas, and it owns no crude oil or natural gas reserves.

       The principal predecessor of TransMontaigne was formed in 1977 under the name of Continental Ozark Corporation. In April 1995, the present management and certain of the institutional stockholders of TransMontaigne assumed control of Continental Ozark Corporation through a merger in which the name of the corporation was changed to TransMontaigne Oil Company. In June 1996, TransMontaigne and a publicly held corporation merged, with the stockholders of TransMontaigne acquiring approximately 93% of the stock of the publicly held corporation.

       TransMontaigne owns and operates refined petroleum product, crude oil and natural gas assets. TransMontaigne's refined petroleum product and crude oil assets consist primarily of 747 miles of pipeline and ten storage and terminal facilities in seven states with a combined tank storage capacity of approximately 4,820,000 barrels. Its natural gas gathering and processing assets consist of four gathering and processing systems in two states with combined throughput capacity of approximately 85 million cubic feet per day and over 2,700 miles of pipelines. The use of these facilities and an extensive network of additional common carrier pipelines and terminal facilities owned by others allows TransMontaigne to significantly expand its geographic service area and the types of services it provides.

       In December 1996 TransMontaigne acquired the Grasslands natural gas gathering, processing, treating, and fractionation facilities for approximately $71,000,000 in cash. The Grasslands Facilities will complement TransMontaigne's existing natural gas gathering and processing facilities in the Williston Basin of the Rocky Mountain region, and will enable TransMontaigne to improve service to oil and gas producers as well as to end-users of NGLs and natural gas. The Grasslands system is one of the largest natural gas gathering and processing facilities in the Williston Basin which is currently among the most active areas of domestic oil and gas drilling. With the acquisition of the Grasslands Facilities, natural gas gathering and processing becomes a significant and integral component of TransMontaigne's business.

       In addition to the ownership of its four natural gas systems, TransMontaigne manages 15 small natural gas gathering systems for a major interstate pipeline company. TransMontaigne earns a fee for the management of these systems and is compensated for any additional volumes which it connects to them. In addition, a 65% owned subsidiary of TransMontaigne owns 27.75% of the stock of Lion Oil Company ("Lion") which owns and operates a modern 65,000 barrel per day refinery in El Dorado, Arkansas, a crude oil transportation pipeline, a crude oil gathering system and two refined petroleum products terminals.

       From October 1, 1992 through April 30, 1995 (when the present management of TransMontaigne assumed control), TransMontaigne incurred net losses, primarily due to the underutilization of its facilities, realization of small or negative margins from bulk product sales and wholesale marketing activities and a lack of adequate equity capital. The underutilization of facilities prior to April 1995 was primarily the result of the inability to finance capital improvements and the inventory required to more fully utilize these facilities. Net operating margins were insufficient to cover general and administrative expenses, depreciation and amortization, and interest and other financing costs which were incurred to support and finance its activities. Volatile market prices of refined petroleum products during these periods frequently resulted in sales of products at prices lower than cost and caused losses from inventory write-downs.

       Present management of TransMontaigne has established new inventory management information systems, policies, procedures and operating controls, and added managerial personnel to supervise the products supply and distribution operations in an effort to control inventory levels and related carrying costs, and more effectively manage inventory price risks. TransMontaigne's Risk and Product Management Committee reviews the total inventory on a weekly basis in order to ensure compliance with TransMontaigne's inventory management policies. TransMontaigne has adopted policies whereby its net inventory position subject to price risk requires the prior approval of the Risk and Product Management Committee.

       TransMontaigne realized a $7,836,000 improvement in net earnings over the prior year to $4,618,000 for the year ended April 30, 1996, primarily due to significantly improved pipeline, terminal and products supply and distribution net operating margins and related increases in volumes of product transported, handled and sold at its principal operating locations, while reducing interest charges and effectively controlling general and administrative expenses during a period of expansion and management restructuring.

       As of April 30, 1996, TransMontaigne had approximately $14,900,000 of net operating loss carryforwards for federal income tax purposes which are available to offset taxable income through 2009. Due to changes in ownership occurring through April 30, 1996, the use of these net operating loss carryforwards to offset taxable income is limited to approximately $4,300,000 annually. As a result of a merger in June 1996, TransMontaigne has additional net operating loss carryforwards which were estimated to be approximately $6,600,000 as of October 31, 1996. These net operating loss carryforwards are available to offset taxable income through 2010, limited to approximately $1,300,000 annually. The tax benefit of the utilization of such carryforwards was recorded as a reduction of goodwill and other intangible assets recorded in the merger.

Results of Operations

                                   Six                                  Seven
                               months ended        Years ended      months ended    Year ended
                               October 31,          April 30,        April 30,     September30,
                            ------------------  -----------------   ------------  -------------
                              1996      1995      1996      1995        1994           1993
                              ----      ----      ----      ----        ----           ----
                                    (in thousands, except margin per gallon data)
Pipeline Operations
   Volume(1)                   9,765    10,044    18,902    13,721         8,654         12,245
   Revenues                 $  6,061  $  4,165  $  9,577  $  5,827      $  3,989       $  6,167
   Net Operating            $  3,380  $  2,041  $  4,454  $  2,678      $  2,096       $  2,848
        Margins(2)
   Margin per Gallon        $ 0.0082  $ 0.0048  $ 0.0056  $ 0.0046      $ 0.0058       $ 0.0055
Terminal Operations
   Volume(1)                 352,000   285,000   587,000   547,000       321,100        433,200
   Revenues                 $  2,375  $  1,617  $  3,346  $  3,145      $  1,773       $  2,476
   Net Operating            $  1,748  $  1,209  $  2,434  $  2,340      $  1,119       $  1,817
        Margins (2)
   Margin per Gallon        $ 0.0050  $ 0.0042  $ 0.0041  $ 0.0043      $ 0.0035       $ 0.0057
Products Supply &
 Distribution Operations
   Volume(1)                 746,000   445,000   958,000   620,000       645,000        941,000
   Revenues                 $462,387  $236,233  $520,184  $315,619      $290,325       $499,294
   Net Operating            $  3,598  $  2,993  $  5,829  $    761      $ (1,902)      $ (2,077)
        Margins (2)
   Margin per Gallon        $ 0.0048  $ 0.0067  $ 0.0061  $ 0.0012      $(0.0029)      $(0.0022)
Total Operations
   Revenues                 $470,823  $242,015  $533,107  $324,591      $296,087       $507,937
   Net Operating            $  8,726  $  6,243  $ 12,717  $  5,779      $  1,313       $  2,588
        Margins (2)

(1) Pipeline volumes are expressed in barrels (42 gallons per barrel), and terminal and products supply and distribution sales volumes are expressed in gallons.

(2) Net operating margin represents revenues less direct operating expenses for pipeline and terminal operations, and revenues less cost of refined petroleum products purchased for products supply and distribution operations.

          Prior to the acquisition of the Grasslands Facilities, TransMontaigne's revenues were derived primarily from three activities: transporting refined petroleum products and crude oil in pipelines; storing and terminaling refined petroleum products; and refined petroleum products supply and distribution.

          Pipeline revenues are based on the volume of refined petroleum products or crude oil transported and the distance from the origin point to the delivery point. TransMontaigne's interstate pipeline systems transport refined petroleum products and their tariffs are regulated by the Federal Energy Regulatory Commission (the "FERC"). TransMontaigne's intrastate pipeline transports crude oil and its tariffs are not regulated by the FERC but are regulated by the Texas Railroad Commission.

          Terminal revenues are based on the volume of refined petroleum products handled, generally at a standard per gallon rate. Terminal fees are not regulated. Storage fees are generally based on a per gallon rate, which varies with the duration of the storage arrangement, the refined petroleum product stored and special handling requirements. The operating costs of the pipeline and terminal businesses include wages and employee benefits, utilities, communications, maintenance and repairs, property taxes, rent, insurance, vehicle expenses, environmental protection costs, materials and supplies.

          The products supply and distribution business includes bulk sales of refined petroleum products and the wholesale distribution of refined petroleum products from terminals. Bulk purchase and sale transactions in quantities of 25,000 barrels to 50,000 barrels are common and are generally made at small margins. Wholesale distribution of refined petroleum products from proprietary and nonproprietary terminal truck loading rack locations is primarily represented by truck load sales of 8,000 gallons.

          The acquisition of the Grasslands Facilities will have a significant impact on future results of operations. See "Selected Pro Forma Consolidated Financial Data."

    Six Months Ended October 31, 1996 Compared to Six Months Ended October 31, 1995

          The net operating margin from pipeline operations of $3,380,000 increased 66%, or $1,339,000, in the current year six month period. This increase resulted primarily from a net increase in the volumes of higher tariff pipeline shipments, notwithstanding a 2.8% decrease in total volumes shipped, together with increases in joint tariff participation and tankage rental income. These increases resulted in a 46% increase in revenues of $1,896,000 in the current year six month period. The increase in revenues was partially offset by a 26% increase in operating costs of $557,000, primarily due to incremental power costs from additional long haul shipment volumes and increased field personnel costs, repairs and maintenance and property tax assessments.

          The net operating margin from terminal operations of $1,748,000 increased 45%, or $539,000, in the current year six month period. This increase resulted from a 24% increase in volumes handled, primarily at the Little Rock, Arkansas terminal, offset in part by an increase in terminal operating costs of 54% attributable to a new terminal lease, additional freight charges, field personnel expenses and property tax assessments.

          The net operating margin from product sales of $3,598,000 increased 20%, or $605,000, in the current year six month period, while net revenues increased $226,154,000 on additional volume of 301,000,000 gallons sold. The $.0048 net operating margin per gallon realized in the current year six month period decreased $.0019 from the $.0067 per gallon realized during the prior year six month period, primarily due to higher than normal product margins realized during the first half of the prior year six month period caused by strong market conditions during that period.

          During the current year six month period, general and administrative expenses increased approximately $902,000, a 40% increase over the prior year six month period, primarily due to additional personnel costs and increased employee relocation, information systems and communication expenses.

          Other income includes equity in earnings of affiliates and interest income. Equity in earnings of affiliates is essentially represented by TransMontaigne's share of Lion's earnings. During the current year six month period TransMontaigne's share of Lion's earnings (net of related minority interests) was approximately $291,000 compared to $257,000 for the prior year six month period, primarily due to Lion realizing slightly improved refinery "crack spreads" (the price difference between product output and crude oil costs).

          Interest income during the current year six month period increased to $893,000 from $259,000 primarily due to an approximate $15,000,000 increase in average interest bearing cash balances held for future investments.

          Interest expense represents interest on the revolving bank line of credit which was used primarily to finance inventory and accounts receivable and interest on TransMontaigne's senior subordinated debentures. Interest expense during the current year six month period decreased $34,000, a 2.4% reduction from the prior year six month period. Lower interest rates in the current year six month period offset the effect of a $6,000,000 increase in the average loan balance outstanding. Interest expense includes other financing costs, including fees paid for letters of credit issued to product suppliers and loan commitment fees paid in connection with TransMontaigne's prior revolving credit facility.

          Net earnings before income taxes for the current year six month period were $4,750,000, an 86.9% increase of $2,208,000 over the $2,542,000 for the prior year six month period, primarily as a result of the increases in pipeline and terminal and products supply and distribution net operating margins, together with additional interest income and increased earnings from Lion, which increases were partially offset by increased general and administrative expenses. The provision for income taxes of $270,000 for the current year six month period primarily represents estimated state income taxes. Net after tax earnings for the current year six month period were $4,480,000, an 81% increase of $2,011,000 from the $2,469,000 reported for the prior year six month period.

    Year Ended April 30, 1996 Compared to Year Ended April 30, 1995

          The net operating margin from pipeline operations increased 66%, or $1,776,000, to $4,454,000 during the year ended April 30, 1996 as compared to $2,678,000 during the prior year ended April 30, 1995. This increase primarily was due to a 38% increase in volumes shipped and increased utilization. These increases resulted in a 64% increase in revenues of $3,750,000 during the period. The increase in revenues was partially offset by a 63% increase in operating costs of $1,974,000, primarily due to incremental power costs due to increased volumes, additional personnel costs and reductions in the reimbursement of certain costs previously paid by third parties.

          The net operating margin from terminal operations increased 4%, or $94,000, to $2,434,000 during the year ended April 30, 1996. This increase resulted from a 7% increase in volumes, primarily from the Little Rock, Arkansas terminal, offset in part by an increase in terminal operating costs of 13%.

          The net operating margin from product sales increased 666%, or $5,068,000, during the year ended April 30, 1996 compared to the prior year, while net revenues increased $204,565,000 on additional volume of 338,000,000 gallons sold. The improved net margins were primarily due to increased bulk and rack product sales volumes, and higher market prices for products sold in the peak seasonal period of gasoline demand occurring in TransMontaigne's fiscal quarter ended April 30, 1996, during which period gasoline prices reached a five year high of over $.70 per gallon. The $.0061 net operating margin per gallon realized in the year ended April 30, 1996 increased $.0049 from the $.0012 per gallon realized during the prior year, primarily due to slightly higher than normal product margins realized during the 1996 year and significantly lower margins realized during the prior year.

          During the year ended April 30, 1996, general and administrative expenses increased approximately 18% over the prior year, primarily due to increases in salaries and related employee benefits costs associated with the hiring of additional personnel.

          Other income includes equity in earnings of affiliates and interest income. During the year ended April 30, 1996, equity in earnings of affiliates (net of the related minority interests) increased to approximately $605,000 from approximately $295,000 for the prior year, primarily due to improved crack spreads at Lion.

          Interest income during the year ended April 30, 1996, was attributable to the investment in interest bearing securities of approximately $10,000,000 of cash held for future investments during the period .

          Interest expense represents interest on the revolving bank line of credit used to finance inventory and accounts receivable and interest on TransMontaigne's senior subordinated debentures. Interest expense decreased $588,074, or 19%, primarily as a result of lower average balances outstanding under the line of credit. Other financing costs include fees paid for letters of credit issued to product suppliers and loan commitment fees paid in connection with the revolving loan facility.

          As a result of the increases in pipeline, terminal and products supply and distribution net operating margins, reduction in interest expense and increase in interest income, discussed above, net earnings for the year ended April 30, 1996 increased $7,836,000 to $4,618,000 from a loss of $3,218,000 for the prior year.

    Year Ended April 30, 1995 Compared to the Seven Months Ended April 30, 1994 and the Year Ended September 30, 1993.

          Net operating margins from pipeline operations were $2,678,000 for the year ended April 30, 1995, $2,096,000 for the seven months ended April 30, 1994 and $2,848,000 for the year ended September 30, 1993. The increase in margins during these periods was primarily a result of TransMontaigne's acquisition of the NORCO pipeline in November, 1992 which contributed additional volumes of approximately 9,850,000 barrels per year. Operating costs for the periods subsequent to the acquisition of the NORCO pipeline through the year ended April 30, 1995 were relatively constant.

          Terminal operations generated net operating margins of $2,340,000 for the year ended April 30, 1995, $1,119,000 for the seven months ended April 30, 1994 and $1,817,000 for the year ended September 30, 1993. This increase in net operating margins during these periods was due primarily to the increased volumes and revenues attributable to the acquisition of the Little Rock south terminal in May 1993 and the increased utilization of TransMontaigne's Rogers, Arkansas terminal. As a result, terminal volumes handled increased to 547,000,000 gallons for the year April 30, 1995 from 433,200,000 gallons for the twelve months ended September 30, 1993 and revenues increased to $3,145,000 from $2,476,000 for the comparable periods. Although terminal volumes increased significantly during these periods, terminal operating expenses remained relatively constant, resulting in increased net operating margins during these periods.

          Net operating margins (losses) on product sales were $761,000 for the year ended April 30, 1995, $(1,902,000) for the seven months ended April 30, 1994 and $(2,077,000) for the year ended September 30, 1993. During these periods, there were significant fluctuations in product purchase and sale prices reflecting the volatility in the world-wide energy markets. In many cases this resulted in reduced or negative margins on sales of products and an inventory write-down. During the seven months ended April 30, 1994, TransMontaigne recorded a write-down of approximately $3,640,000 to reduce inventories to the lower of cost or market calculated as of December 31, 1993. The write-down was a result of a steep decline in refined petroleum product prices in the latter part of 1993 which reached $.40 per gallon in December of 1993.

          Revenues from product sales declined subsequent to April 30, 1994 as a result of discontinuing the business of a limited partnership in which TransMontaigne owned a one-third interest and was the managing general partner. The partnership conducted trading operations primarily in the cash market by purchasing and selling refined petroleum products and crude oil. While significant revenues were generated during the seven months ended April 30, 1994 and the year ended September 30, 1993, the effect on net earnings (losses) during these periods was not significant.

          General and administrative expenses also increased approximately
    15% annually from the year ended September 30, 1993 through the year ended April 30, 1995 as a result of TransMontaigne's acquisitions of the NORCO and CETEX pipelines, the growth of the Razorback pipeline/Rogers terminal operations, the acquisition of the Little Rock south terminal, and the expansion of product supply and distribution activities, all of which increased personnel costs and related supporting administrative expenses.

          Depreciation and amortization increased in subsequent periods from the amount recorded in 1993, primarily due to the acquisitions of the NORCO and CETEX pipelines in 1992 and the Little Rock south terminal in 1993.

          Other income includes equity in earnings of affiliates and interest income. Equity in earnings (losses) of affiliates, net of the related minority interest, was $295,000 in the year ended April 30, 1995, $479,000 in the seven months ended April 30, 1994, and $(59,000) in the year ended September 30, 1993. During these periods, the operating results of Lion fluctuated widely as a result of volatile crude oil and refined products prices and crack spreads. During periods of fluctuating prices, Lion experiences reductions in crack spreads when market prices of refined products do not change in correlation to changes in crude oil prices.

          Interest expense during the periods from 1993 through 1995 fluctuated with changes in the average outstanding loan balances and with changes in the interest rates on the loans, which ranged from 7% to 9% during these periods. The average outstanding loan balance increased from approximately $34,500,000 for the year ended September 30, 1993 to approximately $37,100,000 for the seven months ended April 30, 1994 and to approximately $35,700,000 for the year ended April 30, 1995. Interest expense also includes interest on outstanding senior subordinated debentures during these periods.

              The loss on cancellation of an aircraft lease of $287,000 recorded in the fourth quarter of the year ended April 30, 1995 was a nonrecurring expense.

              TransMontaigne incurred net losses for the year ended April 30, 1995, the seven months ended April 30, 1994, and the year ended September 30, 1993, of $3,218,000, $2,854,000 and $4,490,000, respectively, primarily as a result of the underutilization of its pipelines and terminals, a lack of adequate capital and the fluctuations in the net operating margins, discussed above.

    Liquidity and Capital Resources

              TransMontaigne endeavors to secure sources of long-term capital prior to committing to new projects. Since April 1995, TransMontaigne's present management has raised $55,000,000 in common equity through private placements to institutional investors and established the Credit Facility.

              The net cash used by operating activities during the six months ended October 31, 1996 was $10,383,000, a $1,728,000 increase over the cash used by operating activities during the prior year six month period. This increase was primarily a result of increased inventory levels and increased trade receivables resulting from increased business, partially offset by increased trade payables to suppliers of inventory.

              Capital expenditures were $4,120,000, $750,000, $460,000 and
    $4,700,000 for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993, respectively. Capital expenditures for the six months ended October 31, 1996 were $5,837,000.

              TransMontaigne anticipates capital expenditures of approximately
    $114,000,000 for the two fiscal years ended April 30, 1998.   These capital
    expenditures include approximately $71,000,000 for the Grasslands facilities in December 1996 and approximately $11,000,000 expended during the eight months ended December 31, 1996. The remainder of approximately $32,000,000 is anticipated to be expended during the balance of the two fiscal years ended April 30, 1998, for planned pipeline, terminal and natural gas gathering and processing facilities and assets to support these facilities. TransMontaigne expects to identify additional acquisitions and expansion projects in the future. Actual future capital expenditures will depend on numerous factors, including the availability of appropriate acquisitions; the demand for transportation, supply, distribution and marketing services; local, state and federal governmental regulations; environmental compliance requirements; and the availability of financing on acceptable terms.

              The Credit Facility consists of a five year $45,000,000 working capital revolving credit facility and an $85,000,000 acquisition revolving credit facility. The acquisition revolving credit facility was used to finance the acquisition of the Grasslands Facilities. On December 31, 1999, the acquisition revolving credit facility will convert to a term loan and 5% of the amount outstanding on December 31, 2000 will be due each quarter beginning March 31, 2000, with the balance due December 31, 2001. The first $45,000,000 of proceeds of any public or private debt or equity issuance (including the Offerings) are required to be applied to the repayment of the amounts outstanding under the acquisition revolving credit facility. After repayment of $45,000,000 of the acquisition revolving credit facility, and if TransMontaigne then has consolidated tangible net worth (as defined in the Credit Agreement) of $100,000,000, the balance of the Credit Facility will convert into the $85,000,000 Successor Facility due December 31, 2001. The amount available under the Successor Facility will be reduced by $3,125,000 each quarter beginning March 31, 2000. Borrowings under the Credit Facility generally bear interest at a rate per year equal to the lender's announced Base Rate, subject to a Eurodollar pricing option at TransMontaigne's election. The weighted average interest rate on amounts outstanding under the Credit Facility as of December 20, 1996 was 7.11%.

              TransMontaigne had working capital of $67,221,000 at October 31, 1996. Management believes TransMontaigne's current working capital position, future cash provided by operating activities, borrowing capacity under its Credit Facility and its relations with institutional lenders and equity investors should enable it to meet its future capital requirements, although there can be no assurance that TransMontaigne will be able to obtain additional capital when needed on acceptable terms.

    Accounting Standards

              Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of" ("SFAS 121") was issued in March 1995, by the Financial Accounting Standards Board. It requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is required to be adopted for fiscal years beginning after December 15, 1995. The adoption of this statement by TransMontaigne in the first quarter of the fiscal year ending April 30, 1997 had no effect on TransMontaigne's financial statements.

              Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued by the Financial Accounting Standards Board in October 1995. This standard addresses the timing and measurement of stock-based compensation expense. Entities electing to continue to follow Accounting Principles Board Opinion No. 25 ("APB 25") must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined by SFAS 123 had been applied. SFAS 123 is applicable to fiscal years beginning after December 15, 1995. TransMontaigne has elected to retain the approach of APB 25 (the intrinsic value method) for recognizing stock-based compensation in the consolidated financial statements. TransMontaigne will include the disclosures required by SFAS 123 in future annual consolidated financial statements.

                                    BUSINESS

    Overview

              TransMontaigne provides a broad range of integrated transportation, terminaling, supply, distribution, gathering, processing and marketing services to producers, refiners, distributors, marketers and end-users of petroleum products, natural gas and crude oil in the downstream sector of the petroleum industry. TransMontaigne is a holding company which conducts its operations through its subsidiaries primarily in the mid-continent and Rocky Mountain regions of the United States. TransMontaigne does not explore for, or produce, crude oil or natural gas, and it owns no crude oil or natural gas reserves.

              The principal predecessor of TransMontaigne was formed in 1977 under the name of Continental Ozark Corporation. In April 1995, the present management and certain of the institutional stockholders of TransMontaigne acquired control of Continental Ozark Corporation through a merger in which the name of the corporation was changed to TransMontaigne Oil Company. In June 1996, TransMontaigne and a publicly held corporation merged, with the stockholders of TransMontaigne acquiring approximately 93% of the stock of the publicly held corporation.

              TransMontaigne owns and operates refined petroleum product, crude oil and natural gas assets. TransMontaigne's refined petroleum product and crude oil assets consist primarily of 747 miles of pipeline and ten storage and terminal facilities in seven states with a combined tank storage capacity of approximately 4,820,000 barrels. Its natural gas gathering and processing assets consist of four gathering and processing systems in two states with combined throughput capacity of approximately 85 million cubic feet per day and over 2,700 miles of pipelines. The use of these facilities and an extensive network of additional common carrier pipelines and terminal facilities owned by others allows TransMontaigne to significantly expand its geographic service area and the types of services it provides.

              TransMontaigne believes that fundamental structural changes and outsourcing in the petroleum industry are creating opportunities for its continued growth. Major oil companies and independents are undertaking reorganization, rationalization and cost-saving measures in an effort to improve operating and financial performance. In many instances this results in the disposition of domestic non-strategic, non-core businesses and downstream assets and facilities, and in the outsourcing of procurement, maintenance, transportation, supply, distribution, gathering, processing, marketing and administrative functions.

              TransMontaigne believes that this disposition of downstream assets and facilities provides opportunities for it to purchase pipeline, storage, terminaling, processing and gathering assets, and to apply focused management and more cost effective utilization of these facilities while providing value-added service at competitive prices to its customers, often including the former owners of the assets. TransMontaigne has acquired, designed and developed its physical assets and its operating, risk management and information systems in order to take advantage of these opportunities.

              During the first fiscal year after assuming control of Continental Ozark Corporation in April 1995, TransMontaigne increased net operating margins to $12,700,000 from $5,800,000 for the prior fiscal year by improving the performance of its facilities through selective capital improvements; restructured operating and administrative functions; and expanded marketing of services. TransMontaigne's management has implemented an operating plan and financial management systems which provide the foundation for its current operations and future growth.

              The acquisition of the Grasslands Facilities in December 1996 represents for TransMontaigne the opportunity to enhance its earnings performance by capitalizing on the industry's divestiture trend and applying its management expertise in the downstream sector. The facilities will complement TransMontaigne's existing natural gas gathering and processing facilities in the Williston Basin of the Rocky Mountain region, and will enable TransMontaigne to improve service to oil and gas producers as well as to end-users of NGLs and natural gas.

    Operating Strategy

              TransMontaigne intends to achieve its primary objective of growth in cash flow and earnings by:

    . Increasing throughput volumes and utilization of existing assets through system improvements, competitive pricing, identification of and response to market needs and quality service.

    . Using advanced management information and financial systems to timely supply petroleum products to market areas with the most favorable profit margins and to effectively manage inventory levels and product costs.

    . Expanding existing assets and identifying the need for and constructing new facilities in order to satisfy market demand.

    . Capitalizing on the industry's divestiture and outsourcing trends through the acquisition of businesses and assets which offer potential for continued improvement in operating results.

    . Employing management's experience, business relationships and reputation for directing the growth of companies providing services to the downstream sector of the petroleum industry.

    . Maintaining a balance sheet that allows financial flexibility providing ready access to sources of capital required for expansion and growth.

Transportation Services

       TransMontaigne provides refined petroleum product and crude oil transportation, storage and terminaling services to over 500 customers, including most major oil companies and independent refiners in the United States. TransMontaigne employs its 747 miles of pipeline and ten storage and terminal facilities in seven states with a combined tank storage capacity of approximately 4,820,000 barrels in conjunction with the major mid-continent pipeline and terminal systems owned by others to transport products to market destinations and to conduct exchange transactions with major and independent petroleum companies. The combined utilization of TransMontaigne-owned and non-owned assets allows it to significantly expand its geographic service area and the types of services it provides.

  Pipelines

       TransMontaigne owns and operates a 457-mile refined petroleum products pipeline from Ft. Madison, Iowa through Chicago to Toledo, Ohio (the "NORCO pipeline") and associated storage facilities located at Hartsdale, Indiana; East Chicago, Indiana; and Toledo, Ohio. The NORCO pipeline system is interconnected to all major mid-continent common carriers. TransMontaigne also owns a 60% interest in a 67-mile refined petroleum products pipeline operating from Mt. Vernon, Missouri to Rogers, Arkansas (the "Razorback pipeline") and an associated storage facility at Mt. Vernon. The Razorback pipeline is the only refined petroleum products pipeline providing transportation services to
  northwest Arkansas.   TransMontaigne also owns and operates a 220-mile crude
  oil gathering pipeline system, with 807,500 barrels of tank storage capacity, located in east Texas (the "CETEX pipeline").

       In general, a shipper owns the refined petroleum products or crude oil and transfers custody of the products to the NORCO or Razorback pipelines or the crude oil to the CETEX pipeline for shipment to a delivery location at which point custody again transfers. Tariffs for the transportation service are regulated and are charged by TransMontaigne to shippers based upon the origination point on the pipelines to the point of product delivery. These tariffs do not include fees for the storage of products at the NORCO and Razorback pipeline storage facilities or crude oil at the CETEX pipeline storage facilities, or for the terminaling and storage of products at TransMontaigne terminals, the fees for which are separately charged if those facilities are utilized.

       TransMontaigne's pipeline business depends in large part on the level of demand for refined petroleum products in the markets served by the pipelines, together with the ability and willingness of refiners and marketers having access to the pipelines to supply that demand by shipments through these pipelines. Competition is based primarily on pipeline operational dependability, quality of customer service provided and proximity to end-users, although product pricing at either the origin or terminal destination on a pipeline may outweigh transportation cost considerations. TransMontaigne believes that high capital costs, tariff regulation, environmental considerations, problems in acquiring rights-of-way and TransMontaigne's available capacity make it unlikely that additional competing pipeline systems comparable in size to the NORCO and Razorback pipelines will be built in the near term.

  Terminals

       The TransMontaigne-owned and operated terminals and storage facilities connect with product transportation systems and product distribution locations. These facilities are located in Rogers, Arkansas; Little Rock, Arkansas; East Chicago, Indiana; Indianapolis, Indiana; South Bend, Indiana; Bryan, Ohio; and Mt. Vernon, Missouri.

       The original South Bend terminal, inactive since its purchase in 1992, was demolished and rebuilt during 1996. This modern facility which opened in December 1996 has storage capacity of 210,000 barrels and is capable of delivering volumes in excess of 15,000 barrels per day. The East Chicago, Indiana facility, purchased in December 1996, has approximately 1,186,000 barrels of storage capacity, including specialized storage for aviation and jet fuel, and strategic connections to additional pipelines and facilities in the Chicago, Illinois and Whiting, Indiana areas. These terminal and storage facilities are expected to enhance terminaling revenue and improve utilization and pipeline revenues on the NORCO pipeline system.

       Terminal revenues are based on the volume of products handled, generally at a standard industry fee. Terminal fees are not regulated. The terminals receive petroleum products in bulk quantities from connecting pipeline systems. Products are stored in bulk at the terminals and made available to wholesale, shipment and exchange customers which transport the products by truck to commercial and retail destinations and then to the end-user. TransMontaigne markets refined petroleum products over truck loading racks at owned terminals, as well as through exchanges with numerous companies at other non-owned terminals located throughout the TransMontaigne distribution area. TransMontaigne believes that based on location, pipeline connections and quality of service, its terminals offer advantages over competing terminals.

       Major and independent petroleum companies own terminal and storage facilities which often have similar capabilities to those owned by independent operators such as TransMontaigne, but generally do not provide terminaling and storage services to third parties. In many instances, these companies are also significant customers of TransMontaigne and frequently provide strong demand for its terminals, particularly when TransMontaigne's terminals and storage facilities have more cost effective locations near key transportation connections. These companies also utilize TransMontaigne for terminaling and storage services when their proprietary facilities are inadequate, either because of size constraints, the nature of the products stored or specialized handling requirements.

       Storage of refined petroleum products at TransMontaigne-owned terminals pending delivery is considered to be an integral but separate segment of its refined petroleum product handling service. Storage fees are generally based on a per gallon rate, which varies with the duration of the storage arrangement, the product stored and special handling requirements. Ancillary services, including injection of shipper-furnished or TransMontaigne-furnished additives, are also available for a fee at the TransMontaigne terminals.

  Product Services

       TransMontaigne's product services consist of the bulk purchase and sale of substantial volumes of refined petroleum products and the wholesale marketing of products at terminal truck loading rack locations, both of which are high volume, low margin activities. These product supply and distribution efforts are enhanced by TransMontaigne's ownership and operation of product pipelines and terminals, a constant supply of NGLs from its gathering and processing operations, and by its inventory positions in third-party common carrier pipeline systems. TransMontaigne employs these assets to arbitrage regional product price differentials and transportation costs; to buy bulk volumes of products at the wholesale level and remarket them over truck loading racks; and to take advantage of opportunities presented by changing market conditions and seasonal variations.

       TransMontaigne enters into product exchange transactions in order to enhance operating margins in connection with its marketing activities. Exchanges are arranged through agreements under which TransMontaigne agrees to buy and sell products that differ in terms of geographic location, type of product or delivery schedule. Through such exchanges, which are continuously monitored by TransMontaigne's management information and risk management systems, TransMontaigne seeks to increase its operating margins by maximizing transportation, terminaling and product sales revenues from each barrel of product sold while also minimizing related storage and shipping costs. Exchange agreements are generally for 30 days and month-to-month thereafter until terminated by either party. TransMontaigne believes these short-term contracts minimize the effect of volatile market prices and regional economic aberrations and considers them essential in order to retain the flexibility to respond to local demands and to changing market prices, conditions and seasonal variations. However, termination of short-term contracts could result in a reduction of pipeline and terminal volumes.

       Generally, when TransMontaigne purchases refined petroleum products, it also simultaneously enters into corresponding sale or exchange transactions involving physical deliveries of the refined petroleum product to a third party, or corresponding sales of futures contracts on the NYMEX. This procedure gives TransMontaigne a stable and reliable refined petroleum product supply which can be sold at prevailing market prices to customers having recurring and spot purchase requirements.

       TransMontaigne can hedge by entering into a future physical delivery obligation to a third party or purchasing a futures contract on the NYMEX in order to maintain a substantially balanced position between product purchases and future product sales or delivery obligations and to minimize exposure to the risk of price volatility of oil and gas products. TransMontaigne selectively hedges a limited portion of its inventory through the purchase and sale of futures and options contracts which are intended to offset the effects of price fluctuations.

       TransMontaigne generally does not hedge the price risk on certain portions of its inventory, consisting of pipeline fill, tank bottoms and a minimum product supply required to satisfy exchange obligations; this product is not held for sale since it is required in order to maintain a "wet system." A pipeline must be full of product, or "wet," at all times in order to accept product volume at one end and deliver the same volume at the other end, and minimum storage tank bottoms of approximately two feet of product are required in order to assure that no vapor enters the piping system.

       TransMontaigne's Risk and Product Management Committee reviews the total inventory on a weekly basis in order to ensure compliance with
  TransMontaigne's inventory management policies.   TransMontaigne's operating
  policy imposes dollar limits on the purchase of refined petroleum products and futures contracts or other derivative products for the purpose of price change trading.

  Natural Gas Gathering and Processing

       In December 1996 TransMontaigne acquired the Grasslands Facilities. The Grasslands Facilities will complement TransMontaigne's existing natural gas gathering and processing facilities in the Williston Basin of the Rocky Mountain region, and will enable TransMontaigne to improve service to oil and gas producers as well as to end-users of NGLs and natural gas. The Grasslands system is one of the largest natural gas gathering and processing facilities in the Williston Basin which is currently among the most active areas of domestic oil and gas drilling. With the acquisition of the Grasslands Facilities, natural gas gathering and processing becomes a significant and integral component of TransMontaigne's business.

       The Grasslands natural gas processing plant, located in McKenzie County, North Dakota, was built in 1980. Although the plant is designed for approximately 65 million cubic feet per day inlet capacity, it has operated at approximately 75 million cubic feet per day for extended periods and, in addition, has approximately 180 long tons per day capacity for sulfur recovery. The designed product recoveries are 88% propane, 99% butane and 100% gasoline.

       Current throughput is approximately 45 million cubic feet per day from over 1,200 active leases, which is gathered through approximately 2,500 miles of low and high pressure gathering lines. The natural gas gathering lines cover the Williston Basin areas of western North Dakota and eastern Montana.
  A 20 mile high pressure pipeline with a designed capacity in excess of 25 million cubic feet per day has been recently completed into the area of active Lodgepole geologic formation drilling near Dickinson, North Dakota.
  Additional oil and gas wells can be connected to this entire system if successful drilling continues.

       After natural gas has been processed at the Grasslands plant, the resulting products are marketed by TransMontaigne. Residue natural gas is delivered to and marketed through connections with interstate pipelines. This delivery is automated, allowing it to be monitored and adjusted via computer by operators at the plant or by a dispatcher at another location. NGLs are transported from the Grasslands plant by truck or pipeline to TransMontaigne's Riverview, Montana storage facility, from which it is transported to market by truck or rail.

       The Grasslands Facilities are strategically located between TransMontaigne's Marmarth facility in southwestern North Dakota, its Baker facility in eastern Montana and its 50% owned Lignite facility in northern North Dakota. With the Grasslands Facilities, TransMontaigne has natural gas gathering facilities covering the eastern corridor of Montana and the western quarter of North Dakota, from the Canadian border to the South Dakota border which will significantly enhance TransMontaigne's ability to provide complete service to North Dakota and Montana producers as well as to end-users of NGLs and natural gas.

       The Marmarth system is an approximately 4 million cubic feet per day capacity natural gas gathering, processing, and treating facility which gathers natural gas at low pressure in southwestern North Dakota through approximately 15 miles of gathering pipelines. NGLs are currently sold locally by truck after being fractionated at the Baker facility.

       The Baker system located in eastern Montana is an approximately 4 million cubic feet per day capacity natural gas processing plant connected to a 15 mile gathering pipeline presently under construction. Baker also fractionates the Marmarth system NGLs and provides processing for a major oil company.

       The Lignite system is an approximately 12 million cubic feet per day capacity natural gas processing and treating facility located in northern North Dakota connected to approximately 250 miles of gathering pipelines.

       TransMontaigne contracts with producers to gather natural gas from individual wells located in proximity to its facilities. After a contract has been executed, TransMontaigne connects these wells to its gathering system through which the natural gas is delivered to its processing facility. At its processing plants, the natural gas is compressed, fractionated NGLs are extracted and the remaining residue natural gas is treated to meet pipeline quality specifications. Three of TransMontaigne's four processing plants can further separate, or fractionate, the mixed NGL stream into ethane, propane, butane and natural gasoline to obtain a higher value for the NGLs, and all four of its plants are able to process and treat natural gas containing hydrogen sulfide or other impurities which require removal prior to delivery for resale.

       TransMontaigne continually seeks additional dedicated natural gas supplies to maintain or increase throughput levels to offset natural production declines in dedicated volumes. Such natural gas supplies are obtained by purchasing existing systems from third parties or by connecting additional wells. The opportunity to connect new wells to existing facilities is primarily affected by levels of drilling activity near TransMontaigne's natural gas gathering systems.

       Substantially all natural gas flowing through TransMontaigne's facilities is supplied under long-term contracts providing for the purchase, treating or processing of such natural gas for periods ranging from five to twenty years. On a pro forma basis, approximately 40% of TransMontaigne's natural gas throughput for the six months ended October 31, 1996 was purchased under percentage-of-proceeds agreements in which TransMontaigne is typically responsible for arranging for the transportation and marketing of the NGLs and residual natural gas. The price paid to producers is a specified percentage of the net proceeds received from their sale. Under this type of contract, TransMontaigne and the producers share proportionally in price changes. On a pro forma basis, approximately 60% of TransMontaigne's natural gas throughput for the six months ended October 31, 1996 was gathered under contracts that are primarily fee-based in which TransMontaigne receives a set fee for each thousand cubic feet of natural gas gathered and processed. This type of contract provides TransMontaigne with a steady revenue stream that is not dependent on commodity prices, except to the extent that low prices may cause a producer to curtail production or that high prices may curtail demand.

       The gathering, processing and marketing sector of the natural gas industry is currently in a consolidation phase. As this consolidation takes place, it may become more difficult for many companies to earn acceptable returns on smaller systems. Many oil and gas producers that have previously operated their own natural gas gathering and processing facilities may realize they lack the operational and management skills necessary to maximize the return on these investments and choose to sell these assets. TransMontaigne intends to take advantage of the opportunities presented by this consolidation.

       In addition to the ownership of its four natural gas systems, TransMontaigne manages 15 small natural gas gathering systems for a major interstate pipeline company. TransMontaigne earns a fee for the management of these systems and is compensated for any additional volumes which it connects to them.

  Lion Oil Company Investment

       In 1985, a 65% owned subsidiary of TransMontaigne purchased 27.75% of the stock of Lion, which owns a modern 65,000 barrel per day refinery in El Dorado, Arkansas; a 188-mile crude oil transportation pipeline in east Texas; a 1,100-mile crude oil gathering system in south Arkansas and north Louisiana; and two refined petroleum products terminals. Lion is operated under a management contract with a company which owns 48.6% of Lion. The remaining 23.65% of Lion is owned by various south Arkansas oil and gas producers. TransMontaigne has two representatives on the board of directors of Lion. TransMontaigne's interest in Lion is reported for financial statement purposes using the equity method of accounting.

  Environmental Regulation

  General

       The operations of TransMontaigne are subject to federal, state and local laws and regulations relating to protection of the environment. Future regulation may impose additional requirements. Although TransMontaigne believes that its operations are in material compliance with applicable environmental laws and regulations, and TransMontaigne has not budgeted any material amounts for environmental compliance for the current fiscal year, risks of substantial costs and liabilities are inherent in pipeline, terminal and processing operations, and there can be no assurance that significant costs and liabilities will not be incurred.

  Water

       Terminal and pipeline facilities are extensively regulated by the Federal Water Pollution Control Act of 1972, as amended ("FWPCA"), the Oil Pollution Act of 1990, as amended ("OPA"), and other laws relating to prevention of and response to oil spills, and the discharge of pollutants into navigable waters. In addition, certain of the natural gas and liquid pipelines are subject to regulations governing construction, operation and safety standards and reporting requirements for certain spills and other accidents. The FWPCA and OPA subject owners and operators of certain facilities to potentially severe civil liability for removal costs and damages, including injury to and loss of use of natural resources, and potential substantial penalties and criminal liability resulting from oil spills into navigable waters, or adjoining shorelines or into the exclusive economic zone. In addition, liability may also be imposed for damages for injury to, or economic losses resulting from destruction of, real or personal property. States in which TransMontaigne operates have also enacted laws which may require monitoring and clean up of contaminated surface and groundwater at certain facilities.

       Some of TransMontaigne's pipelines cross navigable rivers and streams. Certain of TransMontaigne's facilities are also located near bodies of water and environmentally sensitive areas, such as wetlands. Contamination resulting from spills or releases of refined petroleum products are not unusual within the petroleum pipeline industry. Several of TransMontaigne's facilities have soil and groundwater contamination. TransMontaigne is indemnified by previous owners for most of the known contamination identified within specified time periods; however, there can be no assurance that the previous owners will not dispute coverage and refuse to accept responsibility for any discovered contamination. Presently, there are no disputed claims involving any material costs. Contamination for which TransMontaigne is not indemnified has been handled in the normal course of business and is not expected to have a material adverse effect on TransMontaigne, although there can be no assurance that a material adverse effect will not occur.

  Regulation of Aboveground Storage Tanks

       The states in which TransMontaigne operates facilities regulate aboveground storage tanks containing liquid substances. If federal legislation is enacted in the future, it could impact the design, construction, maintenance and operation of aboveground storage tanks.
  However, TransMontaigne does not believe such future requirements would have a material adverse effect on TransMontaigne.

  Air Emissions

       The operations of TransMontaigne are subject to the Federal Clean Air Act and comparable state and local statutes. Certain of TransMontaigne's facilities must have permits and meet emission limitations. In addition, many of the bulk product facilities are required to have vapor recovery or combustion units.

       To the extent that any terminals are nearing volume limitations, permit modifications could be required. Amendments to the Federal Clean Air Act enacted in 1990 will require most industrial operations in the United States to incur future capital expenditures in order to meet the air emission control standards that are to be developed and implemented by the EPA and state environmental agencies during the next decade. Pursuant to these Clean Air Act Amendments, permits need to be obtained for certain facilities which could result in stricter limitations. Those facilities that emit volatile organic compounds ("VOC") or nitrogen oxides and are located in non-attainment areas (areas that do not meet national air quality standards) will be subject to increasingly stringent regulations, including requirements that certain sources install reasonably available control technology. Several gasoline facilities may also be subject to new source performance standards. The EPA is also required to promulgate new regulations governing the emissions of hazardous air pollutants. Some of TransMontaigne's facilities are included within the categories of hazardous air pollutant sources that may be affected by these regulations. In order to comply with applicable air pollution laws, TransMontaigne may have to install additional control equipment as necessary to comply with the regulations.

  Waste

       TransMontaigne's terminal and pipeline operations are also subject to the federal Resource Conservation and Recovery Act, as amended ("RCRA"), which governs the generation, storage, treatment and disposal of solid and liquid wastes, including hazardous wastes. In 1990, the EPA expanded RCRA's scope over hazardous wastes. These changes increase the costs of handling certain wastes generated. Additional changes in the regulations or interpretation of these regulations may result in increased capital expenditures or operating expenses. In addition, hydrocarbon contamination at natural gas operating, transmission and processing facilities may require clean up pursuant to the requirements of state oil and gas divisions and state health departments.

  Environmental Assessment or Impact Statements

       The National Environmental Policy Act of 1969 ("NEPA") applies to certain extensions or additions to pipeline systems. Under NEPA, projects that might significantly affect the quality of the environment, which require certain federal permits or approvals, also require preparation of a detailed environmental assessment or impact statement. The effect of NEPA might be to delay or prevent construction of new facilities or to alter their location, design or method of construction, and increase their costs.

  Grasslands

       Prior to purchasing the Grasslands Facilities, TransMontaigne identified various environmental problems at those facilities, including failure to have air permits for certain compressors, a penalty for violating permitted sulfur dioxide emissions and soil and groundwater contamination. The seller of the Grasslands Facilities has agreed to be responsible for certain environmental problems and pay the penalties and costs to come into compliance with air requirements. TransMontaigne has assumed responsibility for the remaining environmental problems, the costs of which TransMontaigne believes will not be material.

  Tariff Regulation

  Interstate Regulation

       The interstate petroleum product pipeline operations of TransMontaigne are subject to regulation by the FERC under the Interstate Commerce Act (the "ICA") which requires, among other things, that the rates set by the pipeline transportation tariffs be just and reasonable and not unduly discriminatory. New and changed tariffs must be filed with the FERC, which may investigate their lawfulness on shipper protest or its own motion. The FERC may suspend the effectiveness of such tariffs and require the pipeline to refund to shippers, with interest, any difference between the level the FERC determines to be lawful and the filed tariffs under investigation; the tariffs may also be challenged by litigation.

       In general, petroleum product pipeline tariffs are required to be cost-based to be deemed just and reasonable. Cost-based tariffs are permitted to generate operating revenues, based on projected shipment volumes, not greater than the total of the following components: (i) operating expenses, (ii) depreciation and amortization, (iii) normalized federal and state income taxes and (iv) an overall allowed rate of return on the pipeline's rate base. Generally, rate base is a measurement of the investment in, or value of, the pipeline's assets.

            The Energy Policy Act of 1992 (the "EP Act") mandated simplified procedures for FERC tariff regulation under the ICA. In response to the EP Act, the FERC has adopted indexation as a simplified rate making methodology for pipeline tariff changes. Current indexation is based on the annual change in the Producer Price Index less one percent. Just and reasonable pipeline tariffs in effect on December 31, 1994 are the base rates for indexation. A pipeline may increase its tariffs to the ceiling rate calculated by indexing without filing a formal cost-based justification and with limited shipper rights to protest. A rate decrease may be required if the index lowers the ceiling. Shippers are still permitted to protest tariffs, even if the rate change does not exceed the index ceiling, if the shipper can demonstrate that the increase is so substantially in excess of the actual cost increases incurred by the pipeline that the proposed rate would be unjust and unreasonable.

       The indexing mechanism does not set initial tariffs for a pipeline, which still generally must be cost-based. However, a pipeline can file an initial tariff based upon the agreement of at least one non-affiliated shipper, without filing full cost-of-service justification for the tariffs. If this negotiated tariff is protested by another shipper, the pipeline will be required to justify the initial tariffs on a cost-of-service basis. The initial tariff rate that is established by a pipeline then becomes the pipeline's base rate for indexation. Because of the complexity of rate making the lawfulness of any tariff is never assured.

       TransMontaigne's natural gas gathering activities, including fees, are not regulated by the FERC and no state in which TransMontaigne operates currently regulates such fees. Consequently, the fees charged for gathering natural gas by TransMontaigne are unregulated. Although TransMontaigne is not aware that any state in which it operates a natural gas gathering system is likely to begin regulation of TransMontaigne's natural gas gathering activities and fees, new or increased state regulation has been adopted or proposed in other natural gas-producing states and there can be no assurance that such regulation will not be proposed or adopted in states where TransMontaigne conducts natural gas-related activities or that TransMontaigne will not expand into or acquire operations in a state where such regulations could be imposed.

  Intrastate Regulation

       The intrastate petroleum pipeline operations of TransMontaigne are subject to regulation by the Texas Railroad Commission. Like interstate regulation, the Texas regulation requires that intrastate tariffs be filed with the Railroad Commission and allows shippers to challenge such tariffs.

                                   MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names, ages and titles of the members of the Board of Directors and the executive officers of TransMontaigne:


Name                                Age                  Position
---------------------------         ---          ------------------------

Cortlandt S. Dietler(1)              75          Chairman, Chief
                                                 Executive Officer
                                                 and Director

Richard E. Gathright(1)              42          President, Chief
                                                 Operating Officer
                                                 and Director

Harold R. Logan, Jr.(1)              52          Executive Vice
                                                 President/Finance,
                                                 Treasurer and
                                                 Director

W. A. Sikora                         59          Executive Vice President

Frederick W. Boutin                  41          Senior Vice President

Rodney S. Pless                      35          Vice President and
                                                 Chief Accounting Officer

John A. Hill(2)                      54          Director

Bryan H. Lawrence(2)                 54          Director

William E. Macaulay                  51          Director

Edwin H. Morgens(2)                  55          Director

-------------------------------------
  (1)  Member of the Executive Committee.
  (2)  Member of the Audit Committee.

            Cortlandt S. Dietler has been the Chairman and Chief Executive Officer of TransMontaigne since April 1995. He was the founder, Chairman, and Chief Executive Officer of Associated Natural Gas Corporation prior to its 1994 merger with Panhandle Eastern Corporation (now PanEnergy Corporation), on whose Board he serves as an Advisory Director. He also serves as a Director of Hallador Petroleum Company, Key Production Company, Inc., Forest Oil Corporation and Grease Monkey International, Inc. Industry affiliations include: Member, National Petroleum Council; Director, American Petroleum Institute; past Director, Independent Petroleum Association of America; Director, past President and Life Member, Rocky Mountain Oil & Gas Association.

            Richard E. Gathright has been the President of TransMontaigne since September 1996 and a Director since April 1995. From April 1995 until September 1996 he was Executive Vice President of TransMontaigne. He joined Continental Ozark Corporation in December 1993 and is currently President and Chief Executive Officer of a subsidiary of TransMontaigne. From 1988 to 1993 he served as President and Director of North American Operations in Denver, Colorado for Aberdeen Petroleum PLC, a London-based public company engaged in international oil and gas operations, of which he was also a member of its Board of Directors. Prior to joining Aberdeen Petroleum PLC, he held a number of positions in the energy industry in the areas of procurement, operations and management of oil and gas assets. Mr. Gathright is also a Director of Lion.

            Harold R. Logan, Jr. has been Executive Vice President/Finance and a Director of TransMontaigne since April 1995. Previously, from 1985 to 1994, Mr. Logan was Senior Vice President/Finance and a Director of Associated Natural Gas Corporation. Prior to joining Associated Natural Gas Corporation, Mr. Logan was with Dillon, Read & Co. Inc. and Rothschild, Inc. In addition, Mr. Logan is a Director of Suburban Propane Partners, L.P.

            W. A. Sikora became Executive Vice President of TransMontaigne in September 1996 and has been Senior Vice President and Chief Financial Officer of a subsidiary of TransMontaigne since May 1995. From November 1993 until April 1995, he was a consultant to the subsidiary. Prior to that time he provided financial advisory services to the executive management of publicly-owned and privately-held companies, with particular emphasis in the energy industry. He was previously a partner with Peat Marwick Mitchell & Co. (a predecessor to KPMG Peat Marwick LLP) and Touche Ross & Co. (a predecessor to Deloitte & Touche). In April 1996 Mr. Sikora filed a petition under Chapter 7 of the United States Bankruptcy Code which was discharged in October 1996.

            Frederick W. Boutin has been the Senior Vice President of TransMontaigne since April 1995. Prior to his employment with TransMontaigne, Mr. Boutin was a Vice President of Associated Natural Gas Corporation. Prior to joining Associated Natural Gas Corporation in 1985, Mr. Boutin was with KPMG Peat Marwick LLP.

            Rodney S. Pless became Vice President and Chief Accounting Officer of TransMontaigne in December 1996 and has been Vice President-Controller and Treasurer of a subsidiary of TransMontaigne since April 1994. He joined TransMontaigne in 1987 and has been Credit and Tax Manager, Accounting Manager and Controller. Prior to joining TransMontaigne, Mr. Pless was with Arthur Young & Co. (a predecessor to Ernst & Young) for three years.

            John A. Hill has been a Director of TransMontaigne since April 1995. Mr. Hill has been Chairman of the Board of First Reserve Corporation since 1983. Mr. Hill is a trustee of the Putnam Funds and is a director of Weatherford Enterra, Inc., Snyder Oil Corporation and Maverick Tube Corporation.

            Bryan H. Lawrence has been a Director of TransMontaigne since April 1991. He has been employed by Dillon, Read & Co. Inc., a New York-based investment banking firm, since January 1966 and is a Managing Director. Mr. Lawrence also serves as a Director of Vintage Petroleum, Inc., D&K Wholesale Drug, Inc., Hallador Petroleum Company and Willbros Group, Inc. (each a United States public company), Benson Petroleum Ltd. and Cavell Energy Corporation (each a Canadian public company), and certain non-public companies in which affiliates of Dillon, Read & Co. Inc. hold equity interests including Meenan Oil Co., L.P., Fintube Limited Partnership, Interenergy Corporation, PetroSantander Inc., Strega Energy Inc. and Savoy Energy, L.P.

            William E. Macaulay has been a Director of TransMontaigne since April 1995. Mr. Macaulay has been President and Chief Executive Officer of First Reserve Corporation since 1983. Mr. Macaulay is a director of Weatherford Enterra, Inc., Maverick Tube Corporation and Hugoton Energy Corporation.

            Edwin H. Morgens was appointed a director of TransMontaigne in June 1996. Mr. Morgens has been Chairman of Morgens, Waterfall, Vintiadis & Co., Inc., a financial services firm, since 1970. Mr. Morgens is also a general partner of Morgens Waterfall Income Partners, L.P., a New York investment limited partnership, and serves as president of Prime, Inc., the corporate general partner of a Delaware investment partnership, and as managing member of MW Management, L.L.C., a Delaware investment limited liability corporation.

            The By-laws of TransMontaigne provide that the number of directors shall be fixed by the Board of Directors. The number of directors is presently fixed at seven, and there are no vacancies. First Reserve Corporation has the right to appoint two directors to the Board of Directors pursuant to an agreement between affiliates of First Reserve Corporation and TransMontaigne dated April 17, 1996. Mr. Hill and Mr. Macaulay are the directors appointed by First Reserve Corporation.

            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                  MANAGEMENT

            The following table indicates the beneficial ownership of the Common Stock as of December 20, 1996, by each director and executive officer of TransMontaigne and by each person who was known to TransMontaigne to own more than 5% of the outstanding shares of the Common Stock. Except as otherwise indicated below, the ownership reflects sole voting and investment power by the beneficial owner. The information set forth below is based solely upon information furnished by such individuals or contained in filings made by such beneficial owners with the Securities and Exchange Commission.

                                                                      Percent of
                                                                        Common
                                    Amount and        Percent of         Stock
                                    Nature of        Common Stock        Owned
Name and Address of                 Beneficial       Owned Before        After
Beneficial Owner                    Ownership          Offerings       Offerings
-------------------                 ----------         ---------       ---------
                                      (1)(2)
                                      ------
Cortlandt S. Dietler                1,900,540             9.1%           7.6%
Richard E. Gathright (4)              533,000             2.5%           2.1%
Harold R. Logan, Jr.                  343,056             1.6%           1.4%
Frederick W. Boutin                   237,500             1.1%           1.0%
W. A. Sikora                          213,889             1.0%            (3)
Rodney S. Pless                        11,500              (3)            (3)
  TransMontaigne Oil Company
  370 Seventeenth Street,
  Suite 900
  Denver, Colorado  80202

First Reserve Fund VI, Limited      6,582,830            31.6%          26.4%
 Partnership and other
 partnerships managed by First
 Reserve Corporation (5)
  475 Steamboat Road
  Greenwich, Connecticut 06830

Yorktown Energy Partners, L.P.      3,154,961            15.2%          12.6%
 and other venture capital funds
 managed by, and shares
 owned by officers of Dillon,
 Read & Co. Inc.
 (6)
  535 Madison Avenue
  New York, New York  10022

Waterwagon & Co.(7)                 3,117,000            15.0%          14.9%
 c/o Merrill Lynch Growth
 Fund
  800 Scudders Mill Road
  Plainsborough, New Jersey  08536

Massachusetts Mutual Life           1,296,277             6.2%           5.2%
 Insurance Company and funds
 managed by Massachusetts
 Mutual Life Insurance Co.
  1295 State Street
  Springfield, Massachusetts  01111


John A. Hill (5)                      6,582,830            31.6%          26.4%
     475 Steamboat Road
     Greenwich, Connecticut 06830

Bryan H. Lawrence (6)                 3,154,961            15.2%          12.6%
     535 Madison Avenue
     New York, New York  10022

William E. Macaulay (5)               6,582,830            31.6%          26.4%
     475 Steamboat Road
     Greenwich, Connecticut 06830

Edwin H. Morgens                         46,144              (3)            (3)
       10 East 50th Street
       New York, New York  10022

All Directors and Executive          13,011,920            61.5%          52.1%
 Officers as a Group (9 Persons) (8)

-------------------
  (1) All shares are owned both of record and beneficially unless otherwise specified by footnote to this table. Based solely upon information furnished by such individuals or contained in filings made by such beneficial owners with the Securities and Exchange Commission.

  (2) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights, or conversion privileges exercisable within sixty days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by any other person.

  (3)  Less than one percent.

  (4) Includes 18,300 shares held by The Richard E. Gathright IRA Rollover Account.

  (5) First Reserve Corporation is an affiliate of John A. Hill and William E. Macaulay, directors of TransMontaigne. Messrs. Hill and Macaulay disclaim beneficial ownership of these shares.

  (6) Yorktown Energy Partners, L.P. and Dillon, Read & Co. Inc. are affiliates of Bryan H. Lawrence, a director of TransMontaigne. Mr. Lawrence owns 44,923 shares individually and disclaims beneficial ownership of the remaining shares.

  (7) TransMontaigne has granted to Merrill Lynch the right to maintain its 15% ownership of Common Stock if TransMontaigne issues stock in the future. Merrill Lynch is being offered the right to purchase 600,000 shares in satisfaction of such right in the Concurrent Offering and has indicated that it intends to purchase such shares. Merrill Lynch has indicated that it will not exercise certain of its antidilution rights with respect to shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."

  (8) Includes 9,692,868 shares held by affiliates, beneficial ownership of which is disclaimed by the officers and directors.

                             SELLING STOCKHOLDERS

       The following table sets forth certain information regarding the Selling Stockholders and the shares of Common Stock offered by the Selling Stockholders pursuant to this Prospectus. The trustee of each Selling Stockholder is Edwin G. Bradberry, who retired in April 1995 as chairman of the board of directors of a predecessor of TransMontaigne.

Name of                        Shares                       Number                  Shares to be
Selling                        Beneficially Owned           of Shares               Beneficially Owned on
Stockholder                    Prior to the Offerings       Being Offered           Completion of the Offerings
-----------------------------  ---------------------------  -------------           ----------------------------
                               Number    Percent                                    Number      Percent
                               ------    -------                                    ------      -------

  Bradberry Family Trust(1)    440,000     2.1%                  250,000            190,000       0.8%
  Karlee Bradberry Trust(1)    500,000     2.4%                  100,000            400,000       1.6%
                               -------     ---                   -------            -------       ---

----------------
  (1) The Bradberry Family Trust and the Karlee Bradberry Trust, together with Edwin G. Bradberry and other trusts of which he is trustee, beneficially own 1,004,082 shares of Common Stock (4.8%) and upon completion of the Offerings will beneficially own 654,082 shares of Common Stock (2.6%).

  (2) If the Underwriters' over-allotment option is exercised in full, the percentage of the outstanding shares of Common Stock owned by the Bradberry Family Trust and the Karlee Bradberry Trust would be 0.7% and 1.5%, respectively.

                         DESCRIPTION OF CAPITAL STOCK

General

     The authorized capital stock of TransMontaigne consists of 40,000,000 shares of common stock, $.01 par value per share, of which 20,963,107 shares were outstanding as of December 20, 1996, and 2,000,000 shares of preferred stock, $.01 par value per share, of which no shares were outstanding.

     Merrill Lynch has the right to maintain its 15% ownership of Common Stock if TransMontaigne issues stock in the future, pursuant to an agreement between Merrill Lynch and TransMontaigne. Merrill Lynch is being offered the right to purchase 600,000 shares in satisfaction of such right in the Concurrent Offering and has indicated that it intends to purchase such shares. Merrill Lynch has indicated that it will not exercise its antidilution rights with respect to shares of Common Stock it has the right to purchase in the Offerings in the event of any exercise of the Underwriters' over-allotment option, but has retained its right to purchase additional shares of Common Stock in subsequent issuances by TransMontaigne to compensate for such election.

     The description set forth below of the Common Stock constitutes a brief summary of certain provisions of TransMontaigne's Charter and By-Laws, all of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Such summary does not purport to be complete and is qualified by reference to such documents.

Common Stock

     Each share of Common Stock has one vote on all matters on which stockholders are entitled or permitted to vote, including the election or removal of directors. Holders of the Common Stock have no redemption or conversion rights, participate ratably in any distribution of assets to stockholders in liquidation, and have no preemptive or other subscription rights. Cumulative voting is not permitted in the election of directors. Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of TransMontaigne out of funds legally available therefor. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued by TransMontaigne in the Offerings will be, fully paid and nonassessable. Key Corporation Shareholder Services is the Transfer Agent and Registrar for the Common Stock.

Preferred Stock

     The Board of Directors of TransMontaigne, without further action by the stockholders, is authorized to issue shares of preferred stock in one or more series and, with certain limitations, to determine preferences as to dividends and in liquidation, and voting, conversion, redemption and other rights of each series. The Board could issue a series or series of preferred stock with rights more favorable with respect to dividends and liquidation than those held by the holders of Common Stock. In certain instances the issuance of preferred stock could serve to delay or prevent a change of control of TransMontaigne.


Section 203 of the Delaware General Corporation Law

     TransMontaigne is subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by officers or directors of the corporation and by certain employee stock plans, or (iii) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation's voting stock within three years.

Registration Rights

     TransMontaigne has a registration rights agreement with certain principal stockholders who own in the aggregate approximately 68% of the Common Stock that will be outstanding after the Offerings, granting them the right to require TransMontaigne to register their shares at TransMontaigne's expense under the Securities Act, provided that each may request or participate in a request for up to four registrations, and no more than one registration may be required in any 12 month period. In addition, they have the right to have any or all of such Common Stock included, at their pro rata expense, in any registration statement relating to the Common Stock filed by TransMontaigne, subject to the right of the underwriter of that offering to limit the number of shares of such Common Stock to be included in that registration. All of such stockholders have waived their rights to have their Common Stock included in the Offerings.

                                 UNDERWRITING

    The names of the Underwriters of the shares of Common Stock offered hereby in the Underwritten Offering and the aggregate number of shares which each has severally agreed to purchase from TransMontaigne and the Selling Stockholders (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

     Underwriters                                       Number of Shares
     ------------                                       ----------------

     Dillon, Read & Co. Inc............................
     A.G. Edwards & Sons, Inc .........................
     Petrie Parkman & Co., Inc. .......................
                                                        ---------
     Total............................................. 3,750,000
                                                        =========

     The Managing Underwriters are Dillon, Read & Co. Inc., A.G. Edwards & Sons, Inc. and Petrie Parkman & Co., Inc. As of December 20, 1996, (i) certain private investment partnerships managed by Dillon, Read & Co. Inc. and persons related to Dillon, Read & Co. Inc. owned approximately 3,155,000 shares of Common Stock and (ii) Petrie Parkman & Co., Inc. and persons related to Petrie Parkman & Co., Inc. owned approximately 145,000 shares of Common Stock. Bryan H. Lawrence, a Managing Director of Dillon, Read & Co. Inc., has been a member of the Board of Directors of TransMontaigne since April 1991. Petrie Parkman & Co., Inc. has received customary compensation in connection with financial advisory services provided by it to a predecessor of TransMontaigne during the past twelve months in connection with the merger of two predecessors of TransMontaigne, which included shares of common stock granted in June 1996.

     If any shares of Common Stock offered hereby in the Underwritten Offering are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby in the Underwritten Offering initially are being offered severally by the Underwriters for sale at the price set forth on the cover page of this Prospectus, or at such price less a
concession not to exceed $     per share on sales to certain dealers. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
$     per share on sales to certain dealers. The offering of the shares of
Common Stock in the Underwritten Offering is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price and such concessions may be changed by the Managing Underwriters.

     TransMontaigne has granted to the Underwriters an over-allotment option to purchase up to an additional 562,500 shares of Common Stock on the same terms per share. If the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover overallotments made of the shares in connection with the Offerings.

     TransMontaigne has agreed that it will not, without the prior written consent of Dillon, Read & Co. Inc., sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Commmon Stock or warrants or other rights to purchase Common Stock, or permit the registration of any shares of Common Stock, for a period of 180 days after the date of this Prospectus, except (i) shares of Common Stock issued pursuant to the exercise of outstanding options, (ii) options granted to its employees, officers and directors under its existing employee stock option plans so long as none of such options become exercisable during said 180 day period and (iii) shares of Common Stock which may be issued by TransMontaigne in connection with any future acquisitions so long as the recipients of such shares are subject to a lock-up expiring no earlier than the end of said 180 day period. TransMontaigne's officers and directors and certain stockholders who will hold in the aggregate 16,728,920 shares of Common Stock after the Offerings and who hold certain options to purchase Common Stock have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, or permit the registration of any shares of Common Stock, for a period of 180 days after the date of this Prospectus.

     TransMontaigne and the Selling Stockholders have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The 600,000 shares of Common Stock offered in the Concurrent Offering will be offered directly by TransMontaigne to Merrill Lynch at the price paid by the Underwriters. Each of the Underwritten Offering and the Concurrent Offering is contingent upon the simultaneous consummation of the other.

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed on for TransMontaigne by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters in connection with the sale of such securities will be passed on for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

     The consolidated financial statements of TransMontaigne Oil Company as of April 30, 1996 and 1995 and for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993 have been incorporated by reference and included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference and included herein, and upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Lion Oil Company and Subsidiary as of April 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flow for each of the years in the three-year period ended April 30, 1996 included in TransMontaigne Oil Company's annual report on Form 10-K for the year ended April 30, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for income taxes effective May 1, 1993.

     The historical summaries of revenue and direct operating expenses of the Grasslands Facilities for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 have been included herein in reliance upon the report of KPMG Peak Marwick LLP, independent certified public accountants, included herein, and upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     TransMontaigne has filed with the Commission a registration statement on Form S-2 (the "Registration Statement," which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.


     TransMontaigne is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement filed by TransMontaigne with the Commission, as well as such reports, proxy and information statements and other information filed by TransMontaigne with the Commission, are available at the web site that the Commission maintains at http://www.sec.gov and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the American Stock Exchange and such reports, proxy and information statements and other information concerning TransMontaigne are available at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006.

                         Index to Financial Statements

TRANSMONTAIGNE OIL COMPANY

Condensed Pro Forma Financial Information                                  Page
                                                                           ----

 Introduction............................................................. F-2
 Condensed Pro Forma Balance Sheet, October 31, 1996 (Unaudited).......... F-3
 Condensed Pro Forma Statement of Operations, six months
   ended October 31, 1996 (Unaudited)..................................... F-4
 Condensed Pro Forma Statement of Operations,
   year ended April 30, 1996 (Unaudited).................................. F-5
 Notes to Condensed Pro Forma Financial Statements (Unaudited)............ F-6

Interim Consolidated Financial Statements

 Consolidated Balance Sheets, October 31, 1996 and April 30, 1996
   (Unaudited)............................................................ F-8
 Consolidated Statements of Operations, six months ended
   October 31, 1996 and 1995 (Unaudited).................................. F-9
 Consolidated Statements of Stockholders' Equity, six months ended
   October 31, 1996 and year ended April 30, 1996 (Unaudited)............. F-10
 Consolidated Statements of Cash Flows, six months ended
   October 31, 1996 and 1995 (Unaudited).................................. F-11
 Notes to Consolidated Financial Statements (Unaudited)................... F-12

Annual Consolidated Financial Statements

 Independent Auditors' Report............................................. F-14
 Consolidated Balance Sheets, April 30, 1996 and 1995..................... F-15
 Consolidated Statements of Operations, years ended April 30, 1996 and 1995, seven months ended April 30, 1994 and year ended
   September 30, 1993..................................................... F-16
 Consolidated Statements of Stockholders' Equity, years ended
   April 30, 1996 and 1995, seven months ended April 30, 1994 and year ended September 30, 1993.......................................... F-17
 Consolidated Statements of Cash Flows, years ended April 30, 1996 and
   1995, seven months ended April 30, 1994 and year ended
   September 30, 1993..................................................... F-18
 Notes to Consolidated Financial Statements............................... F-19

THE GRASSLANDS FACILITIES

 Independent Auditors' Report............................................. F-33
 Historical Summaries of Revenue and Direct Operating Expenses, nine months ended September 30, 1996 nine months ended September 30,
   1995 (unaudited) and years ended December 31, 1995 and 1994............ F-34
 Notes to Historical Summaries of Revenue and Direct Operating Expenses... F-35

TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES
Condensed Pro Forma Financial Information

--------------------------------------------------------------------------------

On December 20, 1996, TransMontaigne Oil Company (TransMontaigne) acquired a natural gas gathering, processing, treating and fractionation system located in western North Dakota and northeastern Montana (the Grasslands Facilities) for approximately $71,000,000 from Koch Hydrocarbon Company, a division of Koch Industries, Inc. The acquisition will be accounted for as a purchase.

The following unaudited condensed pro forma balance sheet as of October 31, 1996 assumes that the acquisition of the Grasslands Facilities occurred on October 31, 1996 and reflects the historical consolidated balance sheet of TransMontaigne at that date giving pro forma effect to the acquisition of the Grasslands Facilities.

The following unaudited condensed pro forma statements of operations for the six months ended October 31, 1996 and the year ended April 30, 1996 assumes that the acquisition of the Grasslands Facilities occurred as of May 1, 1995 and combines the historical results of TransMontaigne for the six months ended October 31, 1996 and the year ended April 30, 1996 with the historical results of operation of the Grasslands Facilities for the six months ended September 30, 1996 and the twelve months ended March 31, 1996, respectively.

The pro forma results of operations are not necessarily indicative of the results of operations that would actually have been attained if the transaction had occurred as of the beginning of the periods presented. These unaudited condensed pro forma financial statements should be read in conjunction with the historical statements and related notes of TransMontaigne.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Condensed Pro Forma Balance Sheet

(Unaudited)


------------------------------------------------------------------------------------------------------------

                                          TransMontaigne
                                            historical        Pro forma adjustments              Pro forma
                                            October 31,       ---------------------              combined
Assets                                         1996           Debit            Credit         TransMontaigne
------                                         ----           -----            ------         --------------
Current assets:
  Cash and cash equivalents                 $ 33,001,504    71,000,000  (1)  71,000,000  (2)      33,001,504
  Trade accounts receivable                   41,250,480             -                -           41,250,480
  Notes receivable - current                     900,000             -                -              900,000
  Inventories                                 36,951,892             -                -           36,951,892
  Prepaid expenses and other                   1,211,958             -                -            1,211,958
                                            ------------   -----------       ----------          -----------
                                             113,315,834    71,000,000       71,000,000          113,315,834
                                            ------------   -----------       ----------          -----------

Property, plant and equipment:
  Land                                         1,072,798     1,000,000  (2)           -            2,072,798
  Plant and equipment                         32,982,365    70,000,000  (2)           -          102,982,365
  Accumulated depreciation                    (7,218,868)            -                -           (7,218,868)
                                            ------------   -----------       ----------          -----------
                                              26,836,295    71,000,000                -           97,836,295
                                            ------------   -----------       ----------          -----------

Investments and other assets:
  Investments                                 16,004,257             -                -           16,004,257
  Notes receivable - noncurrent                1,328,313             -                -            1,328,313
  Other assets, net                            3,567,788             -                -            3,567,788
                                            ------------   -----------       ----------          -----------
                                              20,900,358             -                -           20,900,358
                                            ------------   -----------       ----------          -----------

                                            $161,052,487   142,000,000       71,000,000          232,052,487
                                            ============   ===========       ==========          ===========

Liabilities and Stockholders' Equity
------------------------------------
Current liabilities:
  Trade accounts payable                    $ 28,239,991             -                -           28,239,991
  Inventory due under
    exchange agreements                        8,063,830             -                -            8,063,830
  Taxes payable                                7,216,662             -                -            7,216,662
  Other accrued liabilities                    2,574,041             -                -            2,574,041
                                            ------------   -----------       ----------          -----------
                                              46,094,524             -                -           46,094,524
                                            ------------   -----------       ----------          -----------

Long-term debt, less current portion          37,684,067             -       71,000,000  (1)     108,684,067

Minority interests                             5,602,012             -                -            5,602,012

Stockholders' equity:
  Common stock                                   209,830             -                -              209,830
  Capital in excess of par value              72,283,793             -                -           72,283,793
  Accumulated deficit                           (821,739)            -                -             (821,739)
                                            ------------   -----------       ----------          -----------
                                              71,671,884             -                -           71,671,884
                                            ------------   -----------       ----------          -----------

                                            $161,052,487             -       71,000,000          232,052,487
                                            ============   ===========       ==========          ===========

See accompanying notes to condensed pro forma financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Condensed Pro Forma Statement of Operations

Six Months Ended October 31, 1996

(Unaudited)


-------------------------------------------------------------------------------------------------------------------

                                          TransMontaigne   Grasslands Facilities
                                          historical six      historical six
                                           months ended        months ended                             Pro forma
                                            October 31,        September 30,       Pro forma            combined
                                               1996                1996           adjustments        TransMontaigne
                                               ----                ----           -----------        --------------
Revenue:
  Product sales, pipeline tariffs and
    terminaling fees                        $470,822,944         23,648,192                -           494,471,136

Costs and expenses:
  Product costs and direct
    operating expenses                       462,096,897         17,358,783                -           479,455,680
  General and administrative                   3,158,305                  -          270,000   (3)       3,428,305
  Depreciation and amortization                  955,028                  -        1,750,000   (4)       2,705,028
                                            ------------         ----------       ----------           -----------
                                             466,210,230         17,358,783        2,020,000           485,589,013
                                            ------------         ----------       ----------           -----------

      Operating income                         4,612,714          6,289,409       (2,020,000)            8,882,123

Other income (expense):
  Interest income                                893,051                  -                -               893,051
  Equity in earnings of affiliates               423,151                  -                -               423,151
  Minority interests                            (149,049)                 -                -              (149,049)
  Interest expense and other
    financing costs                           (1,370,280)                 -       (2,840,000)  (5)      (4,170,280)
  Other, net                                     340,076                  -                -               340,076
                                            ------------         ----------       ----------           -----------
                                                 136,949                  -       (2,840,000)           (2,703,051)
                                            ------------         ----------       ----------           -----------

      Earnings before income taxes             4,749,663          6,289,409       (4,860,000)            6,179,072

Income taxes                                    (270,000)                 -                -   (6)        (270,000)
                                            ------------         ----------       ----------           -----------

      Net earnings                          $  4,479,663          6,289,409       (4,860,000)            5,909,072
                                            ============         ==========       ===========          ===========

Weighted average common
  shares outstanding                          21,290,302                                                21,290,302
                                            ============                                               ===========
Earnings per common share                   $       0.21                                                       .28
                                            ============                                               ===========

See accompanying notes to condensed pro forma financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Condensed Pro Forma Statement of Operations

Year Ended April 30, 1996

(Unaudited)


-------------------------------------------------------------------------------------------------------------------

                                          TransMontaigne   Grasslands Facilities
                                            historical          historical
                                            year ended          year ended                              Pro forma
                                             April 30,           March 31,         Pro forma            combined
                                               1996                1996           adjustments        TransMontaigne
                                               ----                ----           -----------        --------------
Revenue:
  Product sales, pipeline tariffs and
    terminaling fees                        $533,106,747        45,467,078             -               578,573,825

Costs and expenses:
  Product costs and direct
    operating expenses                       520,389,           35,200,027             -               555,589,509
  General and administrative                   4,998,77              -               540,000   (3)       5,538,771
  Depreciation and amortization                1,169,541             -             3,500,000   (4)       4,669,541
                                            ------------        ----------         ----------
                                             526,557,794        35,200,027        (4,040,000)          565,797,821
                                            ------------        ----------         ----------

      Operating income                         6,548,953        10,267,051        (4,040,000)           12,776,004

Other income (expense):
  Interest income                                520,900             -                  -                  520,900
  Equity in earnings of affiliates               942,216             -                  -                  942,216
  Minority interests                            (337,253)            -                  -                 (337,253)
  Interest expense and other
    financing costs                           (2,864,100)            -            (5,680,000)  (5)      (8,464,100)
                                            ------------        ----------        ----------
                                              (1,738,237)            -            (5,680,000)           (7,418,237)
                                            ------------        ----------        ----------           -----------

      Earnings before income taxes             4,810,716        10,267,051        (9,720,000)            5,357,767

Income taxes                                    (192,74              -                  -     (6)         (192,747)
                                            ------------        ----------        ----------            -----------

      Net earnings                          $  4,617,969        10,267,051        (9,720,000)            5,165,020
                                            ============        ==========        ===========           ===========

Weighted average common
  shares outstanding                          15,129,637                                                 15,129,637
                                            ============                                                 ===========

Earnings per common share                          $0.31                                                        .34
                                            ============                                                        ===

See accompanying notes to condensed pro forma financial statements.

TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

Notes to Condensed Pro Forma Combined Financial Information

--------------------------------------------------------------------------------

(1)  Basis of Presentation

     On December 20, 1996, TransMontaigne Oil Company (TransMontaigne) acquired a natural gas gathering, processing, treating and fractionation system located in western North Dakota and northeastern Montana (the Grasslands Facilities) for approximately $71,000,000 from Koch Hydrocarbon Company, a division of Koch Industries, Inc. The acquisition will be accounted for as a purchase. The acquisition was financed with TransMontaigne's acquisition revolving credit facility. This credit facility is available through a credit agreement entered into by TransMontaigne in December 1996 and generally bears interest at a rate per year equal to the lender's announced Base Rate, subject to a Eurodollar pricing option at TransMontaigne's election. The first $45 million of proceeds of any public or private debt or equity issuance are required to be applied to the repayment of the amounts outstanding under the acquisition revolving credit facility.

     The accompanying condensed pro forma balance sheet includes pro forma adjustments to give effect to the acquisition of the Grasslands Facilities as of October 31, 1996. The condensed pro forma statements of operations include the historical revenue and direct operating expenses of the Grasslands Facilities for the respective periods presented and adjustments for the pro forma effects of the acquisition.


(2)  Pro Forma Adjustments

     The following pro forma adjustments have been made to the balance sheet of TransMontaigne at October 31, 1996 and to the statements of operations for the six months ended October 31, 1996 and for the year ended April 30, 1996:

        (1) To reflect the proceeds from borrowings under the acquisition revolving credit facility.

        (2) To reflect the acquisition of the Grasslands Facilities by TransMontaigne.

        (3) To adjust general and administrative expense for the estimated additional general and administrative expenses expected to be incurred as a result of the purchase of the Grasslands Facilities.

        (4) To record depreciation expense relating to the cost of the property, plant and equipment of the Grasslands Facilities.

        (5) To adjust interest expense recorded by TransMontaigne to reflect the additional long-term debt incurred to fund the acquisition of the Grasslands Facilities at an assumed interest rate of 8%. If the actual rate varied from the assumed rate by 1/8%, the interest expense amounts for the six months ended October 31, 1996 and the year ended April 30, 1996 would have differed by $44,375 and $88,750, respectively.

TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

Notes to Condensed Pro Forma Combined Financial Information

--------------------------------------------------------------------------------

        (6) On a pro forma basis, no income tax expense was reflected for the six months ended October 31, 1996 and year ended April 30, 1996 since the pro forma provision for income taxes would have been offset by a decrease in the valuation allowance for net deferred tax assets.

     On a pro forma basis, no adjustment to interest expense or earnings per common share was reflected to give effect to issuance of 4,000,000 shares of common stock offered hereby by TransMontaigne and the application of the net proceeds therefrom to reduce long-term debt.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES
Consolidated Balance Sheets
October 31, 1996 and April 30, 1996 (Unaudited)
--------------------------------------------------------------------------------


                                                              October 31,     April 30,
Assets                                                            1996           1996
------                                                            ----           ----
Current assets:
  Cash and cash equivalents                                  $  33,001,504    38,403,234
  Trade accounts receivable                                     41,250,480    20,905,812
  Notes receivable - current                                       900,000             -
  Inventories                                                   36,951,892    23,609,136
  Prepaid expenses and other                                     1,211,958     1,475,612
                                                             -------------   -----------
                                                               113,315,834    84,393,794
                                                             -------------   -----------
Property, plant and equipment:
  Land                                                           1,072,798     1,072,798
  Plant and equipment                                           32,982,365    24,926,309
  Accumulated depreciation                                      (7,218,868)   (6,461,244)
                                                             -------------   -----------
                                                                26,836,295    19,537,863
                                                             -------------   -----------
Investments and other assets:
  Investments                                                   16,004,257    15,830,006
  Notes receivable - noncurrent                                  1,328,313             -
  Other assets, net                                              3,567,788     1,201,313
                                                             -------------   -----------
                                                                20,900,358    17,031,319
                                                             -------------   -----------
                                                             $ 161,052,487   120,962,976
                                                             =============   ===========
Liabilities and Stockholders' Equity
------------------------------------
Current liabilities:
  Trade accounts payable                                     $  28,239,991    10,698,199
  Inventory due under exchange agreements                        8,063,830     8,874,645
  Taxes payable                                                  7,216,662     6,483,756
  Other accrued liabilities                                      2,574,041     2,685,355
                                                             -------------   -----------
                                                                46,094,524    28,741,955
                                                             -------------   -----------
Long-term debt, less current portion                            37,684,067    28,948,867

Minority interests                                               5,602,012     5,452,963

Stockholders' equity:
  Preferred stock, par value $.01; authorized 2,000,000
    shares, none issued                                               -             -
  Common stock, par value $.01 per share; authorized
    40,000,000 shares, issued and outstanding 20,982,960
    shares at October 31, 1996; par value $.10 per share;
    authorized 27,000,000 shares, issued and outstanding
    19,331,171 shares at April 30, 1996                            209,830     1,933,117
  Capital in excess of par value                                72,283,793    61,187,476
  Accumulated deficit                                             (821,739)   (5,301,402)
                                                             -------------   -----------
                                                                71,671,884    57,819,191
                                                             -------------   -----------
                                                             $ 161,052,487   120,962,976
                                                             =============   ===========

See accompanying notes to consolidated financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Consolidated Statements of Operations

Six Months Ended October 31, 1996 and 1995 (Unaudited)

--------------------------------------------------------------------------------

                                                                1996           1995
                                                                ----           ----
Revenue:
  Product sales, pipeline tariffs and terminaling fees      $ 470,822,944  242,015,171

Costs and expenses:
  Product costs and direct operating expenses                 462,096,897  235,772,166
  General and administrative                                    3,158,305    2,256,778
  Depreciation and amortization                                   955,028      560,348
                                                             ------------  -----------
                                                             466,210 ,230  238,589,292
                                                             ------------  -----------

    Operating income                                            4,612,714    3,425,879

Other income (expense):
  Interest income                                                 893,051      258,693
  Equity in earnings of affiliates                                423,151      392,184
  Minority interests                                             (149,049)    (131,100)
  Interest expense and other financing costs                   (1,370,280)  (1,403,938)
  Other, net                                                      340,076            -
                                                             ------------  -----------
                                                                  136,949     (884,161)
                                                             ------------  -----------

    Earnings before income taxes                                4,749,663    2,541,718

Income taxes - current                                           (270,000)     (73,002)
                                                             ------------  -----------

    Net earnings                                            $   4,479,663    2,468,716
                                                             ============  ===========
Weighted average common shares outstanding                     21,290,302   14,902,347
                                                             ============  ===========
Earnings per common share                                       $ 0.21         0.17
                                                                  ====         ====

See accompanying notes to consolidated financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Six Months Ended October 31, 1996 and Year Ended April 30, 1996 (Unaudited)


                                                                            Capital in
                                                                 Common      excess of   Accumulated
                                                                 stock       par value     deficit        Total
                                                              ------------  -----------  ------------  -----------

Balance at April 30, 1995                                     $ 1,478,071   36,912,002    (9,919,371)  28,470,702
Common stock issued for cash                                      455,046   24,558,462         -       25,013,508
Costs related to issuance of
  common stock                                                      -         (282,988)        -         (282,988)
Net earnings                                                        -            -         4,617,969    4,617,969
                                                               ----------   ----------     ---------   ----------

Balance at April 30, 1996                                       1,933,117   61,187,476    (5,301,402)  57,819,191
Change in par value of common
  stock from $.10 to $.01 in
  connection with merger
  (note 2)                                                     (1,739,805)   1,739,805         -            -
Common stock issued in merger (note 2)                             14,744    8,093,785         -        8,108,529
Common stock issued for
  options exercised                                                   774      288,727         -          289,501
Common stock issued for
  minority interest
  in subsidiary                                                     1,000      974,000         -          975,000
Net earnings                                                        -            -         4,479,663    4,479,663
                                                               ----------   ----------     ---------   ----------
Balance at October 31, 1996                                   $   209,830   72,283,793      (821,739)  71,671,884
                                                               ==========   ==========     =========   ==========

See accompanying notes to consolidated financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six Months Ended October 31, 1996 and 1995 (Unaudited)

--------------------------------------------------------------------------------


                                                                                               1996           1995
                                                                                           -------------  ------------
Cash flows from operating activities:
 Net earnings                                                                               $  4,479,663      2,468,716
 Adjustments to reconcile net earnings to net cash used by operating activities:
    Depreciation and amortization                                                                955,028        560,348
    Equity in earnings of affiliates                                                            (423,151)      (392,184)
    Minority interests                                                                           149,049        131,100
    Changes in operating assets and liabilities, net of effect of acquisitions:
      Trade accounts receivable                                                              (20,130,189)    (7,364,424)
      Inventories                                                                            (13,342,756)     3,368,733
      Prepaid expenses and other                                                                 444,441         75,563
      Trade accounts payable                                                                  17,495,194     (7,851,238)
      Inventory due under exchange agreements                                                   (810,815)    (1,435,295)
      Accrued liabilities                                                                        800,889      1,784,213
                                                                                              ----------     ----------
                   Net cash used by operating activities                                     (10,382,647)    (8,654,468)
                                                                                              ----------     ----------
Cash flows from investing activities:
 Purchases of property, plant and equipment                                                   (5,837,277)    (1,522,392)
 Proceeds from sale of assets                                                                     13,523          6,625
 Cash received in connection with acquisition                                                  2,315,527           --
 Costs related to acquisition                                                                   (399,234)          --
 Merger related costs                                                                               --         (262,179)
 Cash balance of subsidiary sold                                                                (111,341)          --
 Change in other assets                                                                          (24,982)        61,176
                                                                                              ----------     ----------
                   Net cash used by investing activities                                      (4,043,784)    (1,716,770)
                                                                                              ----------     ----------
Cash flows from financing activities:
 Borrowings (repayments) of long-term debt, net                                                8,735,200    (11,040,768)
 Common stock issued for cash                                                                    289,501           --
 Stock subscription received in cash                                                                --       30,000,002
                                                                                              ----------     ----------
                   Net cash provided by financing activities                                   9,024,701     18,959,234
                                                                                              ----------     ----------
                   Increase (decrease) in cash and cash equivalents                           (5,401,730)     8,587,996
                                                                                              ----------     ----------
Cash and cash equivalents at beginning of period                                              38,403,234      1,801,828
                                                                                              ----------     ----------
Cash and cash equivalents at end of period                                                  $ 33,001,504     10,389,824

Supplemental disclosures of cash flow information:
 Acquisition of Sheffield Exploration Company
  (Note 2):
      Fair value of assets acquired                                                         $  8,739,247           --
      Fair value of liabilities assumed                                                          231,484           --
                                                                                              ----------     ----------
                                                                                               8,507,763           --
      Costs related to acquisition                                                               399,234           --
                                                                                              ----------     ----------
      Fair value of stock issued                                                            $  8,108,529           --
                                                                                              ==========     ==========
      Cash received in connection with acquisition included in assets acquired              $  2,315,527           --
                                                                                             ===========    ===========
 Sale of Sheffield Operating Company (Note 3):
      Fair value of assets sold                                                             $  1,991,403           --
      Fair value of liabilities assumed by purchaser                                             245,451           --
                                                                                              ----------     ----------
      Fair value of consideration received                                                     2,236,854           --
                                                                                             ===========    ===========
      Cash distributed in connection with sale                                              $    111,341           --
       included in assets sold                                                               ===========    ===========


Acquistion of minority interest in Bear Paw Energy, Inc.

The Company acquired the remaining 10% interest in Bear Paw Energy, Inc. in exchange for 100,000 shares of the Company's common stock which was recorded in Other Assets on the Consolidated Balance Sheet at October 31, 1996.

See accompanying notes to consolidated financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

October 31, 1996

--------------------------------------------------------------------------------

(1)  Basis of Presentation

     The consolidated balance sheets at October 31, 1996 and April 30, 1996, the consolidated statements of operations for the three months and six months ended October 31, 1996 and 1995, the consolidated statement of stockholders' equity for the six months ended October 31, 1996 and the year ended April 30, 1996 and the consolidated statements of cash flows for the six months ended October 31, 1996 and 1995 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods presented. These consolidated financial statements should be read in conjuction with the consolidated financial statements and notes thereto, together with management's discussion and analysis of financial condition and results of operations, contained in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1996. The results of operations for the three months and the six months ended October 31, 1996 are not necessarily indicative of the reuslts for the entire fiscal year ending April 30, 1997.

(2)  Merger

     The Company is the surviving corporation of a merger (the Merger) between TransMontaigne Oil Company and Sheffield Exploration Company, Inc. (Sheffield) effective June 4, 1996. The Merger constituted a reverse acquisition of Sheffield, in that Sheffield survived the Merger, but is owned approximately 93% by the former stockholders of TransMontaigne Oil Company. The par value of the common stock of the company surviving the Merger is $.01 per share. As a result of the Merger, (i) the name of Sheffield was changed to TransMontaigne Oil Company, (ii) the number of share of authorized common stock was increased to 40,000,000, and (iii) the stock options which Sheffield had outstanding prior to the Merger became options to purchase 79,338 shares of the Company's common stock at $3.65 per share. These options were exercised prior to their September 2, 1996 expiration date.

(3)  Sale of Subsidiary

     On October 31, 1996, the Company sold a wholly owned subsidiary for approximately $2,237,000. The Company received as consideration a note receivable for approximately $2,067,000 payable over five years, a receivable for $100,000 and shares of common stock representing an approximate 18% interest in the acquiring company's common stock. On November 4, 1996 the Company received a $700,000 cash payment on the note and the $100,000 receivable was collected.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(4)  Subsequent Event

     The Company's wholly owned subsidiary, Bear Paw Energy, Inc. ("Bear Paw"), entered into a definitive agreement on November 1, 1996 to acquire for approximately $75,000,000 the Grasslands natural gas gathering, processing, treating and fractionating system located in western North Dakota and northeastern Montana. The Grasslands gas processing plant, located in McKenzie County, North Dakota, was built in 1980. Natural gas is gathered from over 1,200 active leases through approximately 2,500 miles of gathering lines.

                         Independent Auditors' Report
                         ----------------------------



The Board of Directors and Stockholders
TransMontaigne Oil Company:


We have audited the accompanying consolidated balance sheets of TransMontaigne Oil Company and subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TransMontaigne Oil Company and subsidiaries as of April 30, 1996 and 1995, and the results of their operations and their cash flows for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993, in conformity with generally accepted accounting principles.



                              KPMG Peat Marwick LLP


Denver, Colorado
June 20, 1996

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Consolidated Balance Sheets

April 30, 1996 and 1995

--------------------------------------------------------------------------------



Assets                                                            1996           1995
------                                                            ----           ----
Current assets:
  Cash and cash equivalents                                   $ 38,403,234     1,801,828
  Trade accounts receivable                                     20,905,812    17,608,564
  Amounts receivable under stock purchase agreements                -         30,000,002
  Inventories                                                   23,609,136    21,361,341
  Prepaid expenses and other                                     1,475,612       905,794
                                                              ------------   -----------
                                                                84,393,794    71,677,529
                                                              ------------   -----------
Property, plant and equipment:
  Land                                                           1,072,798     1,047,324
  Plant and equipment                                           24,926,309    20,915,921
  Accumulated depreciation                                      (6,461,244)   (5,360,082)
                                                              ------------   -----------
                                                                19,537,863    16,603,163
                                                              ------------   -----------
Investments and other assets:
  Investments                                                   15,830,006    14,798,228
  Other assets                                                     814,713       994,598
  Deferred debt issuance costs, net                                386,600       146,828
                                                              ------------   -----------
                                                                17,031,319    15,939,654
                                                              ------------   -----------
                                                              $120,962,976   104,220,346
                                                              ============   ===========
Liabilities and Stockholders' Equity
------------------------------------

Current liabilities:
  Current portion of long-term debt                          $      -          1,103,826
  Trade accounts payable                                        10,698,199    22,365,444
  Inventory due under exchange agreements                        8,874,645     3,895,830
  Excise taxes payable                                           6,483,756     4,649,599
  Other accrued liabilities                                      2,685,355     1,673,625
                                                              ------------   -----------
                                                                28,741,955    33,688,324
                                                              ------------   -----------
Long-term debt, less current portion                            28,948,867    36,945,610

Minority interests                                               5,452,963     5,115,710

Stockholders' equity:
  Preferred stock, par value $.10; authorized
    3,000,000 shares, none issued                                   -             -
  Common stock, par value $.10 per share; authorized
    27,000,000 shares, issued and outstanding 19,331,171         1,933,117     1,478,071
    shares at April 30, 1996 and 14,780,715 shares
    at April 30, 1995
  Capital in excess of par value                                61,187,476    36,912,002
  Accumulated deficit                                           (5,301,402)   (9,919,371)
                                                              ------------   -----------
                                                                57,819,191    28,470,702
                                                              ------------   -----------
                                                              $120,962,976   104,220,346
                                                              ============   ===========

See accompanying notes to consolidated financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended April 30, 1996 and 1995, Seven Months Ended April 30, 1994 and Year Ended September 30, 1993


                                          1996           1995          1994          1993
                                     --------------  ------------  ------------  ------------
Revenue:
   Product sales, pipeline tariffs
     and terminaling fees              $533,106,747   324,591,409   296,086,981   507,936,810

Costs and expenses:
   Product costs and direct operating
     expenses                           520,389,482   318,811,953   294,773,790   505,348,576
   General and administrative             4,998,771     4,226,123     2,156,817     3,199,223
   Depreciation and amortization          1,169,541     1,147,291       665,955     1,099,253
                                       ------------   -----------   -----------   -----------
                                        526,557,794   324,185,367   297,596,562   509,647,052
                                       ------------   -----------   -----------   -----------

   Operating income (loss)                6,548,953       406,042    (1,509,581)   (1,710,242)

Other income (expenses):
   Interest income                          520,900            --            --            --
   Equity in earnings (losses)
     of affiliates                          942,216       407,208       710,626      (136,511)
   Minority interests                      (337,253)     (112,555)     (231,156)       77,802
   Interest expense                      (2,530,945)   (3,119,019)   (1,524,473)   (2,319,180)
   Other financing costs                   (333,155)     (393,031)     (228,468)     (354,195)
   Cancellation of aircraft lease                --      (286,735)           --            --
                                       ------------   -----------   -----------   -----------
                                         (1,738,237)   (3,504,132)   (1,273,471)   (2,732,084)
                                       ------------   -----------   -----------   -----------

   Earnings (loss) before
     income taxes                           4,810,716    (3,098,090)   (2,783,052)   (4,442,326)

Income taxes -- current                    (192,747)     (119,545)      (70,557)      (48,142)
                                       ------------   -----------   -----------   -----------

   Net earnings (loss)                 $  4,617,969    (3,217,635)   (2,853,609)   (4,490,468)
                                       ============   ===========   ===========   ===========
Weighted average
 common shares outstanding               15,129,637     2,860,390     2,694,830     2,694,830
                                       ============   ===========   ===========   ===========
Earnings (loss) per common share           $0.31         (1.32)        (1.15)        (1.85)
                                            ====          ====          ====          ====


See accompanying notes to consolidated financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years Ended April 30, 1996 and 1995, Seven Months Ended April 30, 1994 and Year Ended September 30, 1993

-----------------------------------------------------------------------------------------------------------------
                                                   Redeemable              Capital in
                                                   preferred     Common     excess of   Accumulated
                                                     stock        stock     par value     deficit        Total
                                                  ------------  ---------  -----------  ------------  -----------
Balance at September 30, 1992                     $ 6,678,007     269,483     941,095     1,936,475    9,825,060

Preferred stock dividends (70,034 shares)             490,238           -           -      (490,330)         (92)
Net loss                                                    -           -           -    (4,490,468)  (4,490,468)
                                                  -----------   ---------  ----------    ----------   ----------
Balance at September 30, 1993                       7,168,245     269,483     941,095    (3,044,323)   5,334,500

Preferred stock dividends (36,921 shares)             258,447           -           -      (258,503)         (56)
Net loss                                                    -           -           -    (2,853,609)  (2,853,609)
                                                  -----------   ---------  ----------    ----------   ----------
Balance at April 30, 1994                           7,426,692     269,483     941,095    (6,156,435)   2,480,835

Preferred stock dividends (78,515 shares)             545,195           -           -      (545,301)        (106)
Common stock issued in connection with
  conversion of preferred stock                    (7,971,887)    295,255   7,676,632             -            -
Common stock issued in connection with
  stock purchase agreements                                 -     833,333  29,166,669             -   30,000,002
Common stock issued in connection with
  a merger                                                  -      80,000     120,000             -      200,000
Costs related to conversion of preferred stock
  and issuance of common stock                              -           -    (992,394)            -     (992,394)
Net loss                                                    -           -           -    (3,217,635)  (3,217,635)
                                                  -----------   ---------  ----------    ----------   ----------

Balance at April 30, 1995                                   -   1,478,071  36,912,002    (9,919,371)  28,470,702

Common stock issued for cash                                -     455,046  24,558,462             -   25,013,508
Costs related to issuance of common stock                   -           -    (282,988)            -     (282,988)
Net earnings                                                -           -           -     4,617,969    4,617,969
                                                  -----------   ---------  ----------    ----------   ----------

Balance at April 30, 1996                         $         -   1,933,117  61,187,476    (5,301,402)  57,819,191
                                                  ===========   =========  ==========    ==========   ==========

See accompanying notes to consolidated financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended April 30, 1996 and 1995, Seven Months Ended April 30, 1994 and Year Ended September 30, 1993

----------------------------------------------------------------------------------------------------------------
                                                               1996          1995          1994         1993
                                                               ----          ----          ----         ----
Cash flows from operating activities:
 Net  earnings                                             $  4,617,969   (3,217,635)   (2,853,609)  (4,490,468)
 Adjustments to reconcile net earnings (loss) to net
   cash provided (used) by operating activities:
     Depreciation and amortization                            1,169,541    1,147,291       665,955    1,099,253
     Equity in (earnings) losses of affiliates                 (942,216)    (407,208)     (710,626)     136,511
     Minority interests                                         337,253      112,555       231,156      (77,802)
     Dividends received from affiliates                               -      125,000        75,000       40,000
     Loss on cancellation of aircraft lease                           -      286,735             -            -
     Write-off of noncurrent receivable                               -      190,000             -            -
     Loss (gain) on disposition of assets                       167,459     (127,645)            -       (4,623)
     Changes in operating assets and liabilities,
       net of noncash activities:
         Trade accounts receivable                           (3,297,248)   1,283,422   (10,201,357)   1,239,836
         Inventories                                         (2,247,795)  (1,591,906)   23,107,751   (8,756,709)
         Prepaid expenses and other                            (569,818)     169,196      (567,652)     (63,513)
         Trade accounts payable                             (10,979,599)    (641,400)  (12,845,989)  11,540,616
         Inventory due under exchange
           agreements                                         4,978,815    2,726,995    (1,801,431)   2,038,399
         Excise taxes payable and other
           accrued liabilities                                2,845,886     (291,980)    2,713,551    2,302,687
                                                           ------------   ----------   -----------  -----------
               Net cash provided (used)
                 by operating activities                     (3,919,753)    (236,580)   (2,187,251)   5,004,187
                                                           ------------   ----------   -----------  -----------
Cash flows from investing activities:
 Purchases of property, plant and equipment                  (4,124,264)    (747,774)     (461,888)  (4,730,726)
 Proceeds from sale of assets                                   320,210      260,585             -        8,245
 Decrease (increase) in other assets                           (377,323)     253,627      (579,181)     107,589
                                                           ------------   ----------   -----------  -----------
               Net cash used by investing
                 activities                                  (4,181,377)    (233,562)   (1,041,069)  (4,614,892)
                                                           ------------   ----------   -----------  -----------
Cash flows from financing activities:
 Borrowings (repayments) of long-term debt, net              (9,100,568)     166,397     3,691,941   (1,315,608)
 Deferred debt issuance costs                                  (239,772)           -             -            -
 Cash dividends paid on preferred stock                               -         (106)          (56)         (92)
 Cash received in connection with merger                              -      200,000             -            -
 Common stock issued for cash                                25,013,508            -             -            -
 Stock subscription received in cash                         30,000,002            -             -            -
 Costs paid relating to conversion of preferred
   stock and issuance of common stock                          (970,634)    (304,748)            -            -
                                                           ------------   ----------   -----------  -----------
               Net cash provided (used) by
                 financing activities                        44,702,536       61,543     3,691,885   (1,315,700)
                                                           ------------   ----------   -----------  -----------
               Increase (decrease) in cash
                 and cash equivalents                        36,601,406     (408,599)      463,565     (926,405)

Cash and cash equivalents at beginning of period              1,801,828    2,210,427     1,746,862    2,673,267
                                                           ------------   ----------   -----------  -----------

Cash and cash equivalents at end of period                 $ 38,403,234    1,801,828     2,210,427    1,746,862
                                                           ============   ==========   ===========  ===========

Supplemental disclosure of cash flow information -
 Noncash investing and financing activities -
   Costs accrued relating to conversion of
     preferred stock and issuance of common stock          $          -      687,646             -            -
                                                           ============   ==========   ===========  ===========

See accompanying notes to consolidated financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

April 30, 1996 and 1995

--------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies

     (a) Nature of Business and Basis of Presentation

         TransMontaigne Oil Company (the Company) is a holding company which pursues, through its subsidiaries, business opportunities in the downstream sector of the petroleum industry. The Company's principal operating subsidiary is engaged in the business of pipelining, terminaling, storing and selling refined petroleum products principally in the Mid-Continent region of the United States.

         Management makes various estimates and assumptions in determining the reported amounts of assets, liabilities, revenues and expenses for each period presented, and in the disclosures of commitments and contingencies. Changes in these estimates and assumptions will occur as a result of the passage of time and the occurrence of future events, and actual results will differ from those estimates. The Company provides short-term credit to its customers which, with the exception of related parties, are generally all wholesale distributors of these products. The Company requires collateral, such as letters of credit, liens on products, and guarantees on a customer by customer basis. The Company maintains allowances for potential uncollectible accounts receivable, which historically have been minimal.

     (b) Principles of Consolidation

         The accompanying consolidated financial statements include, collectively, the Company and its wholly owned subsidiary, Continental Ozark, Inc. (COZ), and COZ's wholly owned subsidiaries and COZ's 65% owned subsidiary, Continental Ozark Holding, Inc. (COH). All significant intercompany accounts and transactions have been eliminated in consolidation.

     (c) Cash and Cash Equivalents

         The Company considers all short-term investments with a maturity of three months or less when acquired to be cash equivalents.

     (d) Inventories

         Inventories of refined products are stated at the lower of last-in, first-out (LIFO) cost or market. Refined products due from third parties under exchange agreements are included in inventory and recorded at current replacement cost. Refined products due to third parties under exchange agreements are recorded at current replacement cost. Adjustments resulting from changes in current replacement cost for refined products due to or from third parties under exchange agreements are reflected in cost of products sold. The exchange agreements are generally for a term of 30 days and are generally settled by delivering product to or receiving product from the party to the exchange.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies (continued)

     (e) Property, Plant and Equipment

         Depreciation of equipment is provided by the straight-line and double-declining balance methods. Depreciation of all other assets is provided by the straight-line method. Estimated useful lives are 25 years for plant, which includes buildings, storage tanks and pipelines and 3 to 20 years for equipment. All items of property, plant and equipment are carried at cost.

     (f) Investment in Lion Oil Company

         The Company's investment in Lion Oil Company (Lion) is accounted for using the equity method. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses of Lion as incurred rather than as dividends or other distributions are received.

     (g) Recognition of Revenue

         Revenue from the sale of refined petroleum products is recorded at the time title and risk of ownership pass. Transfers of products to or from third parties under exchange agreements do not culminate the earnings process and are recorded as inventory and liability transactions with no effect on income.

     (h) Deferred Debt Issuance Costs

         Deferred debt issuance costs related to senior subordinated debentures and the long-term credit agreements are amortized on the interest method over the term of the underlying debt instrument. Accumulated amortization was $164,970 and $101,332 at April 30, 1996 and 1995, respectively.

     (i) Income Taxes

         The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies (continued)

     (j) Minority Interests

         Minority interests consist of ownership interests in COH attributable to shareholders other than the Company.

     (k) Inventory Management

         The Company manages the risk associated with fluctuations in the price of refined petroleum products inventory and purchase and sales commitments, and may selectively enter into futures contracts which are designated as hedges of the products purchased or sold. Hedging gains and losses are recorded in inventory and are recognized when the inventory is sold. Since February 1996, the Company has also engaged in the trading of futures contracts. Gains and losses from these trading activities are recognized as they occur.

         The Company's Risk and Product Management Committee reviews the total inventory position on a weekly basis in order to ensure compliance with the Company's inventory management policies, including all hedging and trading activities. The Company has adopted policies whereby its net inventory position subject to price risk requires the prior approval of the Risk and Product Management Committee.

         At April 30, 1996, the Company had no net open futures contracts designated as hedges, and there were no deferred hedging gains or losses.

         In connection with its trading activities, the Company had outstanding contracts to sell 50,000 barrels of products and contracts to purchase 50,000 barrels of product at April 30, 1996. The unrealized loss relating to such contracts of approximately $267,000 has been charged to operations for the year ended April 30, 1996. The net trading loss on futures contracts of approximately $40,000 for the period from the commencement of trading activities to April 30, 1996 has been included in product costs and direct operating expenses in the accompanying statements of operations.

         Product futures contracts are traded on the New York Merchantile Exchange (NYMEX). The change in market value of NYMEX-traded futures contracts requires daily cash settlements in margin accounts with brokers. NYMEX future contracts are guaranteed by the NYMEX and have nominal credit risk. The Company is exposed to credit risk in the event the counterparties to other third party agreements are not able to perform their contractual obligations.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

     (l) Earnings (Loss) Per Common Share

         Earnings (loss) per common share has been computed by application of the treasury stock method, calculated based on the weighted average number of common shares outstanding during the period after giving effect to preferred stock dividends. The assumed conversion of the outstanding shares of convertible preferred stock was anti-dilutive for all periods presented prior to the conversion of all outstanding shares of preferred stock into common stock effective April 26, 1995.

     (m) Reclassifications

         Certain amounts in the accompanying consolidated financial statements for prior periods have been reclassified to conform to the classifications used in 1996.

(2)  Inventories


                                                         1996        1995
                                                         ----        ----

Refined petroleum products                           $12,387,371  12,929,837
Refined petroleum products due from
  third parties under exchange agreements             11,208,859   8,421,611
Other                                                     12,906       9,893
                                                     -----------  ----------

                                                     $23,609,136  21,361,341
                                                     ===========  ==========

         During the seven months ended April 30, 1994, the Company recorded an adjustment of approximately $3,640,000 to reduce inventories to the lower of cost or market, calculated as of December 31, 1993.

         If the lower of average or replacement cost method of accounting had been used instead of the LIFO method for valuing refined petroleum products, inventories would have been $5,779,000 and $5,996,000 greater than reported at April 30, 1996 and 1995, respectively.

         During the year ended April 30, 1995 and the seven months ended April 30, 1994 inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at costs which prevailed in prior years. The effect of the liquidations was to decrease product costs and decrease the net loss for the year ended April 30, 1995 by approximately $863,000 and increase product costs and the net loss for seven months ended April 30, 1994 by approximately $904,000.

         The Company's refined petroleum products inventory consists primarily of gasoline and distillates. A significant portion of this inventory represents line fill and tank bottoms. This portion of the inventory is required for operating balances in the conduct of the Company's daily distribution activities and is maintained both in tanks and pipelines owned by the Company and pipelines owned by third parties.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(3)  Property, Plant and Equipment

                                                   1996         1995
                                               ------------  ----------
     Land                                       $ 1,072,798   1,047,324
     Terminals and equipment                      6,230,696   5,764,874
     Pipelines, rights of way and equipment      17,182,135  13,960,421
     Other plant and equipment                    1,513,478   1,190,626
                                                -----------  ----------
                                                 25,999,107  21,963,245
     Less accumulated depreciation                6,461,244   5,360,082
                                                -----------  ----------

                                                $19,537,863  16,603,163
                                                ===========  ==========

(4)  Investment in Lion

     The Company, through its 65% ownership of COH, effectively owns 18% of the common stock of Lion. At April 30, 1996 and 1995, the Company's investment in Lion was approximately $15,494,000 and $14,497,000, respectively, and the minority interests were approximately $5,453,000 and $5,116,000, respectively.

     Summarized balance sheet information for Lion as of April 30, 1996 and 1995 is as follows:

                                                1996      1995
                                              ---------  -------
                                              (in thousands)
     Assets:
        Current assets                         $ 94,403   95,610
        Property, plant and equipment, net       68,436   71,186
        Other assets                              4,948    1,926
                                               --------  -------
                                               $167,787  168,722
                                               ========  =======

     Liabilities and stockholders' equity:
        Current liabilities                    $ 40,454   37,273
        Long-term debt                           62,140   71,239
        Deferred income taxes                     9,353    7,962
        Stockholders' equity                     55,840   52,248
                                               --------  -------

                                               $167,787  168,722
                                               ========  =======

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

     Summarized statement of operations information for Lion for the years ended April 30, 1996, 1995, 1994 and 1993 is as follows:

                                    1996      1995     1994     1993
                                    ----      ----     ----     ----
                                              (in thousands)
     Net sales                     $566,812  525,037  477,573  493,244
     Cost of sales                  549,210  511,655  462,491  484,020
                                   --------  -------  -------  -------
       Gross profit                  17,602   13,382   15,082    9,224
     Selling, general and
       administrative expenses        5,996    5,763    5,224    4,968
     Management fees                  1,467      532    1,166       55
                                   --------  -------  -------  -------

       Operating income              10,139    7,087    8,692    4,201

     Interest expense and other
      (income), net                   4,260    4,939    4,002    3,944
                                   --------  -------  -------  -------
       Earnings before
         income tax                   5,879    2,148    4,690      257

     Income tax expense               2,288      892    1,831      129
                                   --------  -------  -------  -------
       Net earnings                $  3,591    1,256    2,859      128
                                   ========  =======  =======  =======

     The Company has $2,600,000 of letters of credit outstanding to a bank to assist Lion in obtaining financing. No outstanding obligations exist under these letters of credit as of April 30, 1996.

(5)  Long-term Debt

     Long-term debt at April 30, 1996 and 1995 is as follows:

                                                     1996         1995
                                                     ----         ----
     12 3/4% senior subordinated debentures net
         of discount (face amount $4,000,000)     $ 3,948,867   3,938,468
     Line of credit with a bank                    25,000,000  33,000,000
     Note payable to a bank at its prime rate plus
         1/2% repaid in May 1995                            -   1,100,000
     Other                                                  -      10,968
                                                  -----------  ----------
                                                   28,948,867  38,049,436
     Less current portion                                   -  (1,103,826)
                                                  -----------  ----------

                                                  $28,948,867  36,945,610
                                                  ===========  ==========

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(5)  Long-term Debt (continued)

     In March 1991, the Company issued 12 3/4% senior subordinated debentures which are guaranteed by certain subsidiaries and are due December 15, 2000, with interest payable semi-annually on June 15 and December 15. The debentures are subject to a required redemption of $2,000,000 on December 15, 1999 and December 15, 2000. The debentures may be prepaid prior to maturity at a premium, under certain circumstances. In conjunction with the issuance of these debentures, the Company issued warrants to purchase 248,686 shares of the Company's common stock. The warrant exercise price was reduced effective April 26, 1995 from $6.10 per share to $3.60 per share, through December 15, 2000.

     On December 7, 1995 the Company entered into a revolving line of credit with a major bank (the Credit Agreement). The aggregate commitment for outstanding letters of credit and revolving note advances is up to $45,000,000 through November 30, 1999. The funds advanced under this line are used principally to fund working capital requirements of the Company and to issue letters of credit to persons with whom the Company and its subsidiaries do business. Borrowings under the Credit Agreement bear interest at a rate per year equal to the bank's announced base rate, or at the Company's election, a Eurodollar interest rate option. The interest rate at April 30, 1996 was 6.875%.

     As of April 30, 1996, the Company had $25,000,000 outstanding under the Credit Agreement and its subsidiary, COZ, had outstanding standby letters of credit to product suppliers and a bank (see note 4) totaling approximately $3,200,000 at April 30, 1996. Actual obligations to such suppliers at April 30, 1996 are included in trade accounts payable.

     The Credit Agreement contains a negative pledge covenant by the Company and its subsidiaries and is secured by the stock of the subsidiaries. The Credit Agreement contains financial ratio tests relating to consolidated income from operations, consolidated funded debt, liquidity and consolidated tangible net worth, working capital and tangible net worth. As of April, 1996, the Company was in compliance with all of such tests.

     Maturities of long-term debt for fiscal years subsequent to 1996 are as follows:


              1997                          $      -
              1998                                 -
              1999                                 -
              2000                           27,000,000
              2001                            1,948,867
                                            -----------

                                            $28,948,867
                                            ===========

     Cash payments for interest were approximately $2,994,000, $2,478,000, $1,741,000 and $2,230,000 for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993, respectively.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(6)  Disclosures About Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each of on and off-balance sheet financial instruments, along with the methods and assumptions used to estimate such fair values at April 30, 1996:

     Cash and Cash Equivalents, Trade Receivables and Trade Accounts Payable

     The carrying amount approximates fair value because of the short term maturity of these instruments.

     Long-term Debt

     The carrying value of the line of credit approximates its fair value, as the line bears interest at a variable rate.

     The carrying value of the 12 3/4% senior subordinated debentures approximates the estimated fair value of the debentures, as the effective interest rate of the debentures approximates the current market rate for similar debt instruments.

     Futures Contracts

     The carrying value and fair value of the futures contracts entered into for trading purposes was a liability of approximately $267,000, based on the quoted market price of the related futures contracts at April 30, 1996.

     Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(7)  Redeemable Convertible Preferred Stock

     In March 1991, the Company issued 857,143 shares of voting redeemable Series A cumulative convertible preferred stock at $7.00 per share which had a liquidation and mandatory redemption price of the same amount. This preferred stock had one vote per share. Dividends on the preferred stock were payable quarterly, at 7.15% per annum of the liquidation value outstanding, in additional shares of preferred stock or, at the Company's option, in cash.

     Effective as of April 26, 1995 all outstanding shares of preferred stock were converted into common stock.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(8)  Shareholders' Equity

     (a)  Common Stock

          Effective as of April 26, 1995, the Company (then Continental Ozark Corporation) and TransMontaigne Oil Company, (TransMontaigne) entered into a Merger Agreement pursuant to which all of the outstanding shares of common stock of TransMontaigne were converted into 800,000 shares of common stock of Continental Ozark Corporation. Upon consummation of the merger, the Company received $200,000 in cash and changed its name to TransMontaigne Oil Company. The merger was accounted for as an acquisition of TransMontaigne by the Company using the purchase method of accounting. TransMontaigne had no operations prior to April 26, 1995. Concurrently, the Company entered into a series of Stock Purchase Agreements and other related transactions, with certain institutional and individual investors pursuant to which the Company issued 8,333,334 shares of the Company's common stock for $30,000,002.

          Effective as of April 26, 1995, the Company and the holders of its redeemable convertible preferred stock entered into a Conversion Agreement pursuant to which all of the outstanding shares of preferred stock of the Company were converted into 2,952,551 shares of common stock of the Company.

          Effective as of April 17, 1996 the Company completed a private placement of 4,545,456 shares of common stock at $5.50 per share for proceeds of $25,000,008.

     (b)  Stock Options

          The Company has adopted two stock option plans, (the "1991 Plan" and the "1995 Plan") under which stock options may be granted to key employees of the Company. Under the 1991 Plan, the Company may grant options for up to 300,000 shares of common stock at prices and for terms as determined by the Administrative Committee of the 1991 Plan. The Company has reserved 1,000,000 shares of common stock for options that may be granted under the 1995 Plan. Options granted under the 1995 Plan are exercisable at prices determined by the Incentive Plan Committee, however, in no event shall the price be less than the fair market value of the stock on the date of grant. Options under the 1995 Plan expire at such time as the Incentive Plan Committee determines, but no later than seven years from the date of grant.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(8)  Shareholders' Equity (continued)

          Changes in stock options outstanding for the year ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993 are as follows:

                                      1991 Plan                 1995 Plan
                               ------------------------  -----------------------
                                             Option                   Option
                                            price per                price per
                                Shares        share       Shares       share
                                ------      ---------     ------     ---------
     Outstanding at
         September 30, 1992
           and 1993             220,254    $3.50 - 6.10        -   $           -
     Forfeited                 (124,500)           6.10        -               -
     Granted                          -               -  124,500            2.70
                               --------    ------------  -------    ------------
     Outstanding at
         April 30, 1994          95,754     3.50 - 6.10  124,500            2.70
     Granted                          -               -  358,000            2.70
                               --------    ------------  -------    ------------
     Outstanding at
         April 30, 1995          95,754     3.50 - 6.10  482,500            2.70
     Granted                          -               -  421,746     3.60 - 5.50
     Exercised                        -               -   (5,000)           2.70
                               --------    ------------  -------    ------------
     Outstanding at
         April 30, 1996          95,754    $3.50 - 6.10  899,246    $2.70 - 5.50
                               ========    ============  =======    ============
     Exercisable at
         April 30, 1996          95,754    $3.50 - 6.10  718,373    $2.70 - 5.50
                               ========    ============  =======    ============

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(9)  Income Taxes

     Income tax expense, consisting solely of state income taxes, was $192,747, $119,545, $70,557 and $48,142 for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993, respectively. Income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 34% to pretax earnings (loss) as a result of the following:

                                           1996         1995         1994        1993
                                           ----         ----         ----        ----
     Computed "expected"               $ 1,636,000   (1,053,000)   (946,000)  (1,510,000)
       tax expense
     Increase (reduction) in income
      taxes resulting from:
          Increase (decrease) in the
             valuation allowance for
             deferred tax assets
             allocated to income tax
             expense                    (1,785,000)   1,174,000   1,032,000    1,617,000

          State income taxes, net of
             federal income
             tax benefit                   127,000       79,000      47,000       40,571
          Other, net                       214,747      (80,455)    (62,443)     (99,429)
                                       -----------   ----------   ---------   ----------

                Income tax expense     $   192,747      119,545      70,557       48,142
                                       ===========   ==========   =========   ==========

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

(9)  Income Taxes (continued)

     The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 1996 and 1995 are as follows:

                                                          1996         1995
                                                          ----         ----
     Deferred tax assets:
         Inventories, principally due to difference
            in costing method used for tax purposes   $ 2,196,000    2,278,000
         Unrealized commodity futures contract
            losses                                        102,000      426,000
         Future deductible amounts for income tax
            purposes resulting from a change in the
            method of accounting for inventories                -    1,038,000
         Net operating loss carryforwards               5,670,000    5,560,000
         Alternative minimum tax credit
            carryforwards                                  24,000       24,000
                                                      -----------   ----------
               Total gross deferred tax assets          7,992,000    9,326,000
         Less valuation allowance                      (4,474,000)  (6,259,000)

               Net deferred tax assets                  3,518,000    3,067,000

     Deferred tax liabilities:
         Plant and equipment, principally due to
            differences in depreciation methods        (2,994,000)  (2,778,000)
         Investments in affiliated company,
            principally due to undistributed earnings    (524,000)    (289,000)
                                                      -----------   ----------

               Net deferred taxes                     $     -                -
                                                      ===========   ==========

     The Company changed its year-end for income tax purposes from December 31 to April 30, effective in 1995. The Company also changed its method of accounting for inventories for income tax purposes effective January 1, 1994. The effect of this change was approximately $8,200,000 at January 1, 1994, and, under the provisions of the Internal Revenue Code, this amount is deductible over a 3-year period.

     At April 30, 1996, the Company has net operating loss carryforwards for federal income tax purposes of approximately $14,923,000 which are available to offset future federal taxable income, if any, through 2009. In addition, the Company has alternative minimum tax credit carryforwards of approximately $24,000 available to reduce future federal regular income taxes, if any, which can be carried forward indefinitely.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

     Under SFAS 109, the Company provides for deferred income taxes on the undistributed net earnings of Lion. Under the transition rules in SFAS 109, the Company is not required to recognize a deferred tax liability of approximately $6,100,000 for the undistributed net earnings of Lion which arose prior to the adoption of SFAS 109 because the Company currently does not expect those undistributed earnings to become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized on these undistributed earnings when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through the receipt of dividends or the sale of the investment.

     The Company paid state income taxes of approximately $106,000, $138,000, and $45,000 for the years ended April 30, 1996 and 1995 and the seven months ended April 30, 1994, respectively.

(10) Related Party Transactions

     The Company had sales of $3,380,000, $884,000, $6,698,000 and $7,691,000 and purchases of $33,879,000, $28,997,000, $15,710,000 and $52,050,000 for
     the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993, respectively, to companies affiliated by common ownership.

     Related party balances at April 30, 1996 and 1995:


                                  1996      1995
                                  ----      ----
         Accounts receivable    $ 90,498     45,549
         Accounts payable         84,034  1,270,335


(11) New Accounting Standards

     Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets to be Disposed of (SFAS 121) was issued in March, 1995, by the Financial Accounting Standards Board. It requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is required to be adopted for fiscal years beginning after December 15, 1995. The adoption of this statement by the Company is not expected to have a significant effect on the financial statements.

TRANSMONTAIGNE OIL COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

--------------------------------------------------------------------------------

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) was issued by the Financial Accounting Standards Board in October 1995. This standard addresses the timing and measurement of stock-based compensation expense. Entities electing to continue to follow Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees, (APB 25) must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined by SFAS 123 had been applied. SFAS 123 is applicable to fiscal years beginning after December 15, 1995. The Company has elected to retain the measurement approach of APB 25, (the intrinsic value method) for recognizing stock-based compensation in the consolidated financial statements. The Company will include the disclosures required by SFAS 123 in future financial statements.

(12) Subsequent Event

     On June 4, 1996 the Company merged (the Merger) with Sheffield Exploration Company, Inc., a Delaware corporation (Old Sheffield), pursuant to the Restated Agreement and Plan of Merger dated as of February 6, 1996 between the Company and Old Sheffield (the Merger Agreement).

     As a result of the Merger, the Company merged into Old Sheffield, which became the surviving corporation of the Merger, and (i) each share of common stock of the Company issued and outstanding immediately prior to the closing of the Merger was converted at the closing into the right to receive one share of common stock of the surviving corporation (New Common Stock), (ii) each 2.432599 shares of Old Sheffield common stock issued and outstanding immediately prior to the closing of the Merger became one share of New Common Stock, (iii) the name of Old Sheffield was changed to TransMontaigne Oil Company and (iv) the number of authorized shares of New Common Stock was increased to 40,000,000.

     The Merger constituted a reverse acquisition of Old Sheffield by the Company, in that Old Sheffield survived the Merger, but is owned approximately 93% by the former stockholders of the Company.

     Pro forma results of the Company, assuming the Merger had occurred at the beginning of fiscal 1996 or 1995, would not be materially different from the results reported.

                         Independent Auditors' Report
                         ----------------------------




The Board of Directors and Stockholders
TransMontaigne Oil Company:

We have audited the accompanying historical summaries of revenue and direct operating expenses of a natural gas gathering, processing, treating and fractionation system (the Grasslands Facilities) of Koch Industries, Inc. (Koch) to be acquired by TransMontaigne Oil Company for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 (the Historical Summaries). These Historical Summaries are the responsibility of Koch's management. Our responsibility is to express an opinion on the Historical Summaries based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Historical Summaries are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summaries. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summaries. We believe that our audits provide a reasonable basis for our opinion.

The accompanying Historical Summaries were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-2 of TransMontaigne Oil Company) as described in Note 1 and are not intended to be a complete presentation of the Grasslands Facilities's revenue and expenses.

In our opinion, the Historical Summaries referred to above present fairly, in all material respects, the revenue and direct operating expenses of the Grasslands Facilities as described in Note 1 for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994.



                              KPMG Peat Marwick LLP


Denver, Colorado
December 4, 1996

GRASSLANDS FACILITIES

Historical Summaries of Revenue and Direct Operating Expenses

--------------------------------------------------------------------------------

                              Nine months   Nine months
                                 ended         ended           Years ended
                             September 30,   September 30,     December 31,
                                 1996           1995         1995        1994
                                 ----           ----         ----        ----
                                            (Unaudited)
Revenue                        $35,656,103   32,816,461   44,721,318  52,079,226

Direct operating expenses:
   Cost of products sold        18,744,140   16,178,180   22,309,739  25,619,962
   Operating and maintenance     7,701,298    9,028,290   11,910,620  12,719,034
                               -----------   ----------   ----------  ----------
                                26,445,438   25,206,470   34,220,359  38,338,996
                               -----------   ----------   ----------  ----------
Revenue in excess of
   direct operating expenses   $ 9,210,665    7,609,991   10,500,959  13,740,230
                               ===========   ==========   ==========  ==========

See accompanying notes to the Historical Summaries.

GRASSLANDS FACILITIES

Notes to Historical Summaries of Revenue and Direct Operating Expenses

--------------------------------------------------------------------------------

(1)  Purchase of Gas Gathering and Processing Facilities and Basis Presentation

     On October 31, 1996, TransMontaigne entered into an agreement with Koch Industries, Inc. (Koch) for the acquisition by TransMontaigne of a natural gas gathering, processing, treating and fractionation system located in western North Dakota and northeastern Montana (the Grasslands Facilities) for approximately $75,000,000, subject to adjustment pursuant to certain provisions of the agreement.

     The accompanying Historical Summaries are included to provide historical information on the revenue and direct operating expenses of the facilities acquired by TransMontaigne and may not be representative of future operations. The Historical Summaries were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the Grasslands Facilities's revenue and expenses. A provision for depreciation has not been included since the Company's basis in the assets will be different from Koch's basis. General and administrative expenses have not been included because it is impractical to allocate the historical expenses incurred by Koch to these facilities, and such expenses may not be comparable to amounts expected to be incurred by TransMontaigne. The Historical Summaries also do not include federal and state income taxes or interest expense, as it is impractical to allocate such amounts to the individual facilities of Koch.

     No dealer, salesperson or other person has been authorized to give any information or to make any representation in connection with the Offerings other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by TransMontaigne, any Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of TransMontaigne since the date hereof.

                               TABLE OF CONTENTS

                                                             PAGE
Incorporation of Certain Documents by Reference.................. 3
Prospectus Summary............................................... 4
Cautionary Statement Regarding Forward-Looking
 Statements...................................................... 9
Risk Factors..................................................... 9
Use of Proceeds..................................................12
Price Range of Common Stock and Dividend Policy..................13
Capitalization...................................................14
Selected Consolidated Financial and Operating Data...............15
Selected Pro Forma Consolidated Financial Data...................17
Management's Discussion and Analysis of Financial
 Condition and Results of Operations.............................18
Business.........................................................29
Management.......................................................39
Security Ownership of Certain Beneficial Owners and
 Management......................................................42
Selling Stockholders.............................................43
Description of Capital Stock.....................................44
Underwriting.....................................................46
Legal Matters....................................................47
Experts..........................................................47
Available Information............................................47
Index to Consolidated Financial Statements....................  F-1



                          TRANSMONTAIGNE OIL COMPANY


                             --------------------

                               4,350,000 Shares

                                 Common Stock





                                  PROSPECTUS

                                      , 1997






                             --------------------



                            Dillon, Read & Co. Inc.

                           A.G. Edwards & Sons, Inc.

                             Petrie Parkman & Co.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth the costs and expenses, other than underwriters' discounts and commissions, and other than the Underwriters' non-accountable expense allowance equal to ____% of the purchase price of the Underwritten Shares, payable by TransMontaigne in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC Registration Fee and the NASD Filing Fee).

      SEC Registration Fee...........................................  $21,027
      National Association of Securities Dealers, Inc. Fee...........   $7,439
      AMEX Listing Fee...............................................  $17,500
      Blue Sky Qualification Fees and Expenses (including legal fees)  $______
      Printing.......................................................  $______
      Legal Fees and Expenses........................................  $______
      Auditors' Fees and Expenses....................................  $______
      Transfer Agent and Registrar Fees..............................  $______
      Miscellaneous Expenses.........................................  $______
            Total....................................................  $______

  ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), brought against them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding.
  Article IX of TransMontaigne's Charter and Article 6 of TransMontaigne's Bylaws provide for indemnification of each person who is or was or is threatened to be made a party to any threatened, pending or completed civil, administrative, criminal or investigative action, suit or proceeding (other than an action by or in right of the corporation) because such person is or was a director or officer of TransMontaigne or, while a director or officer of TransMontaigne, is or was serving at the request of TransMontaigne as a director, officer, partner, trustee, agent or employee of another corporation or of a partnership, joint venture, trust association, partnership or other enterprise, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement, incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interest of TransMontaigne, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

       TransMontaigne also maintains policies of directors and officers liability insurance.

       Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Article VIII of TransMontaigne's Charter contains such a provision.

       Section 10 of the Underwriting Agreement (filed as Exhibit 1.1 hereto) provides that the Underwriters will indemnify and hold harmless TransMontaigne and each director, officer or controlling person of TransMontaigne from and against any liability caused by any statement or omission in the Registration Statement or Prospectus based on certain information furnished to TransMontaigne by the Underwriters for use in the preparation thereof.

  ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       (a) Exhibits

       EXHIBIT
       NUMBER    DOCUMENT DESCRIPTION
       --------- --------------------

       1.1 Form of Underwriting Agreement between TransMontaigne and the Underwriters. FILED HEREWITH

       3.1 Restated Articles of Incorporation and Certificate of Merger. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       3.2 By-Laws. Incorporated by reference to Sheffield Exploration Company, Inc. Registration Statement on Form S-4 (Securities and Exchange Commission File No. 0-13201) dated January 22, 1991

       5.1 Form of opinion of Holme Roberts & Owen LLP regarding the legality of the securities. FILED HEREWITH

       10.1 The TransMontaigne Oil Company Amended and Restated 1995 Stock Option Plan. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.2 Partnership agreement between TransMontaigne's wholly-owned subsidiary, Sheffield Gas Processors, Inc., and Interenergy. Incorporated by reference to Sheffield Exploration Company, Inc. Form 8-K (Securities and Exchange Commission File No. 0-13201) dated September 26, 1991.

       10.3 Stock Purchase Agreement effective April 17, 1996 between TransMontaigne Oil Company and the investors named therein. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.4 Anti-dilution Rights Agreement dated as of April 17, 1996 between TransMontaigne Oil Company and Waterwagon & Co., nominee for Merrill Lynch Growth Fund for Investment and Retirement. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.5 Agreement to Elect Directors dated as of April 17, 1996 between TransMontaigne Oil Company and the First Reserve Investors named therein. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.6 Registration Rights Agreement dated as of April 17, 1996 between TransMontaigne Oil Company and the entities named therein. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.7 Agreement for Sale of McKenzie Gas Processing Plant and Grasslands Gas Gathering System dated as of October 31, 1996 between Bear Paw Energy, Inc. and Koch Hydrocarbon Company. FILED HEREWITH

       10.8 Credit Agreement between TransMontaigne Oil Company and The First National Bank of Boston, Agent, dated December 18, 1996. FILED HEREWITH

       21 Schedule of TransMontaigne's Subsidiaries. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       23.1      Consent of KPMG Peat Marwick LLP.  FILED HEREWITH

       23.2      Consent of KPMG Peat Marwick LLP.  FILED HEREWITH


       23.3      Consent of KPMG Peat Marwick LLP.  FILED HEREWITH

       24        Powers of Attorney.  See the signature page hereof.

       27        Financial Data Schedule.  FILED HEREWITH


       (b) Financial Statement Schedules

       All schedules are not required under the related instructions or the information required is included in the notes to the financial statements.

  ITEM 17. UNDERTAKINGS.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Denver, State of Colorado, on this 23rd day of December 1996.

                      TRANSMONTAIGNE OIL COMPANY

                      By: /s/  RICHARD E. GATHRIGHT
                          -------------------------
                           Richard E. Gathright
                           President

       Each person whose signature appears below does hereby make, constitute and appoint each of Richard E. Gathright, Harold R. Logan, Jr. and W. A. Sikora as such person's true and lawful attorney-in-fact and agent, with full power of substitution, resubstitution and revocation to execute, deliver and file with the Securities and Exchange Commission, for and on such person's behalf, and in any and all capacities, this Registration Statement on Form S-2, any and all amendments (including post-effective amendments) thereto and any abbreviated registration statement in connection with this Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits thereto and other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or such persons's substitute or substitutes may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated on December 23, 1996.

  Name and Signature                  Title
  ------------------                  -----

  /s/ CORTLANDT S. DIETLER      Chairman and Chief Executive Officer
  ------------------------      (Principal executive officer)
  Cortlandt S. Dietler

  /s/ RICHARD E. GATHRIGHT      President and Director
  ------------------------      (Principal operating officer)
  Richard E. Gathright

  /s/ HAROLD  R. LOGAN, JR.     Executive Vice President/Finance, Treasurer
  ------------------------      and Director (Principal financial officer)
  Harold R. Logan,  Jr.

  /s/ RODNEY S. PLESS           Vice President
  -------------------           (Principal accounting officer)
  Rodney S. Pless

  /s/ JOHN A. HILL              Director
  ----------------
  John A. Hill

  /s/ BRYAN H. LAWRENCE         Director
  ---------------------
  Bryan H. Lawrence

  /s/ WILLIAM E. MACAULAY       Director
  -----------------------
  William E. Macaulay

  /s/ EDWIN H. MORGENS          Director
  --------------------
  Edwin H. Morgens

                                 EXHIBIT INDEX

        EXHIBIT
        NUMBER   DOCUMENT DESCRIPTION
-------------------------------------

       1.1       Form of Underwriting Agreement between TransMontaigne and the
                 Underwriters.   FILED HEREWITH

       3.1 Restated Articles of Incorporation and Certificate of Merger. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       3.2 By-Laws. Incorporated by reference to Sheffield Exploration Company, Inc. Registration Statement on Form S-4 (Securities and Exchange Commission File No. 0-13201) dated January 22, 1991

       5.1 Form of opinion of Holme Roberts & Owen LLP regarding the legality of the securities. FILED HEREWITH

       10.1 The TransMontaigne Oil Company Amended and Restated 1995 Stock Option Plan. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.2 Partnership agreement between TransMontaigne's wholly-owned subsidiary, Sheffield Gas Processors, Inc., and Interenergy. Incorporated by reference to Sheffield Exploration Company, Inc. Form 8-K (Securities and Exchange Commission File No. 0-13201) dated September 26, 1991.

       10.3 Stock Purchase Agreement effective April 17, 1996 between TransMontaigne Oil Company and the investors named therein. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.4 Anti-dilution Rights Agreement dated as of April 17, 1996 between TransMontaigne Oil Company and Waterwagon & Co., nominee for Merrill Lynch Growth Fund for Investment and Retirement. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.5 Agreement to Elect Directors dated as of April 17, 1996 between TransMontaigne Oil Company and the First Reserve Investors named therein. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.6 Registration Rights Agreement dated as of April 17, 1996 between TransMontaigne Oil Company and the entities named therein. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       10.7 Agreement for Sale of McKenzie Gas Processing Plant and Grasslands Gas Gathering System dated as of October 31, 1996 between Bear Paw Energy, Inc. and Koch Hydrocarbon Company. FILED HEREWITH

       10.8 Credit Agreement between TransMontaigne Oil Company and The First National Bank of Boston, Agent, dated December 18, 1996. FILED HEREWITH

       21 Schedule of TransMontaigne's Subsidiaries. Incorporated by reference to TransMontaigne Oil Company Form 10-K (Securities and Exchange Commission File No. 1-11763) for the year ended April 30, 1996

       23.1      Consent of KPMG Peat Marwick LLP.  FILED HEREWITH

       23.2      Consent of KPMG Peat Marwick LLP.  FILED HEREWITH

       23.3      Consent of KPMG Peat Marwick LLP.  FILED HEREWITH

       24        Powers of Attorney.  See the signature page hereof.

       27        Financial Data Schedule.  FILED HEREWITH